Exhibit 99(a)(1)(A)
Offer to Purchase for Cash
All Outstanding Shares of Common Stock
(including the associated preferred stock purchase rights)
of
PRAECIS PHARMACEUTICALS INCORPORATED
at
$5.00 Net Per Share
by
Pilgrim Acquisition Corporation
a wholly-owned subsidiary of
GlaxoSmithKline plc

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
TIME, ON TUESDAY, FEBRUARY 6, 2007, UNLESS THE OFFER IS EXTENDED.

Pilgrim Acquisition Corporation, a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of SmithKline Beecham Corporation, a Pennsylvania corporation (“SKB”) and an indirect wholly-owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“GSK”), is offering to purchase for cash all outstanding shares of common stock, par value $0.01 (together with the associated preferred stock purchase rights, “Shares”), of PRAECIS PHARMACEUTICALS INCORPORATED, a Delaware corporation (“PRAECIS”), at a price of $5.00 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is being made in connection with the Agreement and Plan of Merger, dated as of December 20, 2006, among Purchaser, PRAECIS, and SKB (the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into PRAECIS and PRAECIS will be the surviving corporation (the “Merger”).

The PRAECIS board of directors has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the Offer and the Merger are advisable and fair to and in the best interests of the holders of Shares. The PRAECIS board of directors unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

There is no financing condition to the Offer. The Offer is subject to various conditions. A summary of the principal terms of the Offer appears on pages (i) through (iii). You should read this entire document carefully before deciding whether to tender your Shares.

The Information Agent for the Offer is:

The Proxy Advisory Group, LLC

January 9, 2007

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to the American Stock Transfer & Trust Company, the “Depositary” for the Offer, and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase, in each case by the Expiration Date (as defined in Section 1 of this Offer to Purchase) of the Offer, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares to Purchaser pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or cannot deliver all required documents to the Depositary by the expiration of the Offer, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase.

* * *

Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank or trust company for assistance.

SUMMARY TERM SHEET

This summary highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you. You should carefully read this entire Offer to Purchase and the other documents to which this Offer to Purchase refers to fully understand the Offer, the Merger and the related transactions. References to “we,” “us,” or “our,” unless the context otherwise requires, are references to the Purchaser (as defined below).

Principal Terms

•	Pilgrim Acquisition Corporation, a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of SmithKline Beecham Corporation, a Pennsylvania corporation (“SKB”) and an indirect wholly-owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“GSK”), is offering to purchase for cash all outstanding shares of common stock, par value $0.01 (together with the associated preferred stock purchase rights, the “Shares”), of PRAECIS PHARMACEUTICALS INCORPORATED, a Delaware corporation (“PRAECIS”), at a price of $5.00 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The offer is being made in connection with the Agreement and Plan of Merger, dated as of December 20, 2006, among Purchaser, PRAECIS and SKB (the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into PRAECIS and PRAECIS will be the surviving corporation.

•	The initial offering period for the Offer will end at 12:00 midnight, New York City time, on February 6, 2007, unless we extend the Offer. We will announce any decision to extend the Offer in a press release stating the new expiration date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration of the Offer.

•	The Offer is the first step in our plan to acquire all of the outstanding Shares, as provided in the Merger Agreement. If the Offer results in our purchasing a majority of the number of Shares outstanding, we will acquire the remainder of the Shares in the Merger for $5.00 per Share in cash. No appraisal rights are available in connection with the Offer. However, under Delaware law, stockholders who continue to own their Shares at the time of the Merger and fulfill certain other requirements of the Delaware General Corporation Law will have appraisal rights in connection with the Merger.

•	PRAECIS has granted Purchaser the option (which is exercisable only once by Purchaser at any time on or prior to the 20th business day after the expiration of the Offer or the expiration of any subsequent offering period, but only if SKB and Purchaser own, directly or indirectly, at least 85 percent of the Shares then outstanding), to purchase a number of newly-issued or treasury Shares of PRAECIS equal to the lowest number of Shares that, when added to Shares already directly or indirectly owned by SKB or Purchaser, would result in SKB and Purchaser owning, in the aggregate, one Share more than 90 percent of the total Shares then outstanding (including such newly-issued or treasury Shares). The purchase price per Share for Shares under this option would be equal to the Offer Price. This option, which we refer to as the “top-up option,” is subject to certain additional terms and conditions.

•	See Section 1 — “Terms of the Offer.”

PRAECIS Board Recommendation

•	The PRAECIS board of directors has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the Offer and the Merger are advisable and fair to, and in the best interests of, the holders of Shares. The PRAECIS board of directors unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer. See “Introduction” and Section 10 — “Background of the Offer; Contacts with PRAECIS” below, and PRAECIS’ Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently herewith.

Conditions

•	We are not obligated to purchase any tendered Shares unless, at the expiration of the Offer, there have been validly tendered in the Offer and not properly withdrawn that number of Shares which, together with the number of Shares, if any, then beneficially owned by GSK, SKB, Purchaser or their controlled affiliates, constitutes at least a majority of the total number of the then-outstanding Shares on a fully diluted basis (which means, as of any time, the number of Shares outstanding, together

i

with all Shares, if any, which PRAECIS would be required to issue, after giving effect to the transactions described in this Offer under Section 11 — “Purpose of the Offer and Plans for PRAECIS; Merger Agreement — The Merger Agreement — Treatment of Options and the ESPP,” pursuant to any then-outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into Shares or otherwise, but only to the extent then exercisable). We refer to this condition (as more fully described in Section 13 — “Conditions of the Offer”) as the “Minimum Tender Condition.” GSK, SKB, Purchaser and their controlled affiliates currently are the beneficial owners of 102,538 Shares, representing approximately 0.95 percent of the issued and outstanding Shares as of January 8, 2007.

•	Further, we are not obligated to purchase any tendered Shares if, subject to certain exceptions, any change, effect, event or occurrence that has, or would reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of PRAECIS shall have occurred after the date of the Merger Agreement.

•	The Offer is also subject to a number of other important conditions. We can waive these conditions (other than the Minimum Tender Condition) without PRAECIS’ consent. See Section 13 — “Conditions of the Offer.” There is no financing condition to the Offer. We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all outstanding Shares solely for cash, (b) the Offer is not subject to any financing condition, (c) if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger, and (d) GSK has, and will arrange for Purchaser to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares in the Merger.

•	GSK and Purchaser believe that the Offer and the Merger are not subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).

Procedures for Tendering Shares

•	If you wish to accept the Offer and:

•	You are a record holder (i.e., a stock certificate has been issued to you and registered in your name), you must deliver the stock certificate(s) representing your Shares (or follow the procedures described in this Offer to Purchase for book-entry transfer), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any other documents required by the Letter of Transmittal, to the Depositary. These materials must reach the Depositary before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in Section 3 — “Procedures for Tendering Shares”;

•	You are a record holder, but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may be able to obtain three additional Nasdaq Global Market trading days to tender your Shares using the enclosed Notice of Guaranteed Delivery. See Section 3 — “Procedures for Tendering Shares” for more information; or

•	You hold your Shares through a broker or a bank, you should contact your broker or bank and give instructions that your Shares be tendered.

Withdrawal Rights

•	You have the right to, and can, withdraw Shares that you previously tendered at any time until the Offer has expired and, if we have not by March 9, 2007 accepted your Shares for payment, you can withdraw them at any time after such time until we accept Shares for payment. See Sections 1 and 4 — “Terms of the Offer” and “Withdrawal Rights.”

•	To withdraw Shares that you previously tendered, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary at a time when you still have the right to withdraw your Shares. If you tendered your Shares through your broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your Shares. You will not be able to withdraw Shares tendered during any subsequent offering period that we may elect to establish after we have accepted for payment and paid for Shares tendered in the Offer. See Sections 1 and 4 — “Terms of the Offer” and “Withdrawal Rights.”

Recent PRAECIS Trading Prices; Subsequent Trading

•	On December 20, 2006, the last trading day before GSK and PRAECIS announced the signing of the Merger Agreement, the closing price of the Shares reported on The Nasdaq Global Market was $2.00 per Share.

ii

•	The Offer Price of $5.00 per Share represents a premium of 150 percent to PRAECIS’ closing stock price on December 20, 2006.

•	On January 8, 2007, the last practicable trading day before Purchaser commenced the Offer, the closing price of the Shares reported on The Nasdaq Global Market was $4.91 per Share.

•	We advise you to obtain a recent quotation for Shares in deciding whether to tender your Shares in the Offer. See Section 6 — “Price Range of Shares; Dividends.”

U.S. Federal Income Tax Treatment

•	If you are a U.S. taxpayer, your receipt of cash for Shares in the Offer or in the Merger will be a taxable transaction for U.S. federal income tax purposes. You will generally recognize gain or loss in an amount equal to the difference between (a) the cash you receive in the Offer or the Merger and (b) your adjusted tax basis in the Shares you sell in the Offer or exchange in the Merger. That gain or loss will be capital gain or loss if the Shares are a capital asset in your hands, and will be long-term capital gain or loss if the Shares have been held for more than one year at the time of the exchange of your Shares for cash. You are urged to consult your own tax advisor as to the particular tax consequences of the Offer and the Merger to you, including the tax consequences under state, local, foreign and other tax laws. See Section 5 — “Material United States Federal Income Tax Consequences of the Offer and the Merger.”

Further Information

•	For further information, you can call the Proxy Advisory Group, LLC, the Information Agent for the Offer, at (212) 605-0510 or (800) 440-7435 (toll free). See the back cover page of this Offer to Purchase.

iii

To All Holders of Shares of Common Stock of
PRAECIS PHARMACEUTICALS INCORPORATED:

INTRODUCTION

Pilgrim Acquisition Corporation, a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of SmithKline Beecham Corporation, a Pennsylvania corporation (“SKB”) and an indirect wholly-owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“GSK”), hereby offers to purchase all outstanding shares of common stock, par value $0.01 per share (“Shares”), of PRAECIS PHARMACEUTICALS INCORPORATED, a Delaware corporation (“PRAECIS”), together with the associated preferred stock purchase rights (“Rights”) issued pursuant to the Rights Agreement, dated as of January 24, 2001, between PRAECIS and the American Stock Transfer & Trust Company, as Rights Agent, as amended (the “Rights Agreement”), at a price of $5.00 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Unless the context otherwise requires, all references to Shares include the associated Rights.

If your Shares are registered in your name and you tender directly to the Depositary (as defined below) you will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser. If you hold your Shares through a broker or bank you should check with your broker or bank as to whether they charge any service fees. However, if you do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal, or an IRS Form W-8BEN or other IRS Form W-8, as applicable, you may be subject to a required backup federal income tax withholding of 28 percent of the gross proceeds payable to you. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability. See Section 5 — “Material United States Federal Income Tax Consequences of the Offer and the Merger.” Purchaser will pay all charges and expenses of the American Stock Transfer & Trust Company (the “Depositary”) and the Proxy Advisory Group, LLC (the “Information Agent”).

The Offer is not subject to any financing condition. The Offer is subject to the conditions, among others, that (a) at the expiration of the Offer there shall have been validly tendered in the Offer and not properly withdrawn that number of Shares which, together with the number of Shares then beneficially owned by GSK, SKB, Purchaser or their controlled affiliates, constitutes at least a majority of the total number of then-outstanding Shares, assuming (after giving effect to the transactions described under Section 11 — “Purpose of the Offer and Plans for PRAECIS; Merger Agreement — The Merger Agreement — Treatment of Options and the ESPP”) exercise of all then outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into Shares, but only to the extent then exercisable (as more fully described in Section 13, the “Minimum Tender Condition”), and (b) subject to certain exceptions, no change, effect, event or occurrence that has, or would reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of PRAECIS shall have occurred after the date of the Merger Agreement. The Offer is also subject to certain other terms and conditions. See Section 13 — “Conditions of the Offer.”

The Offer will expire at 12:00 midnight, New York City time, on Tuesday, February 6, 2007, unless extended. See Sections 1, 13 and 15 — “Terms of the Offer,” “Conditions of the Offer,” and “Certain Legal Matters.”

The PRAECIS board of directors has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the Offer and the Merger are advisable and fair to, and in the best interests of, the holders of Shares. The PRAECIS board of directors unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

For factors considered by the board of directors of PRAECIS, see PRAECIS’ Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “Commission”) in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently herewith.

Canaccord Adams Inc. (“Canaccord”) has delivered to the PRAECIS board of directors a written opinion, dated December 20, 2006, to the effect that, as of such date and based upon and subject to the assumptions, qualifications and limitations set forth therein, the consideration to be received by holders of Shares pursuant to the Offer and the Merger is fair, from a financial point of view, to such holders. A copy of Canaccord’s written opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken, is attached as an exhibit to the Schedule 14D-9.

The Offer is being made pursuant to the Merger Agreement, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Merger will be effected. At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than Shares held in the treasury of PRAECIS, owned by SKB, Purchaser or any wholly-owned subsidiary of SKB or PRAECIS, or held by stockholders who properly demanded and perfected appraisal rights under Delaware law) will by virtue of the Merger, and without action by the holder thereof, be canceled and converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), without interest thereon and subject to any required withholding taxes, payable to the holder thereof upon surrender of the certificate formerly representing such Share. The Merger Agreement is more fully described in Section 11 — “Purpose of the Offer and Plans for PRAECIS; Merger Agreement.” Section 5 — “Material United States Federal Income Tax Consequences of the Offer and the Merger” below describes certain material U.S. federal income tax consequences of the sale of Shares in the Offer and the Merger.

Consummation of the Merger is conditioned upon, among other things, the adoption of the “agreement of merger” (as such term is used in Section 251 of the Delaware General Corporation Law (the “DGCL”)) set forth in the Merger Agreement by the requisite vote of stockholders of PRAECIS. Under the DGCL, the affirmative vote of a majority of the outstanding Shares to adopt the agreement of merger is the only vote of any class or series of PRAECIS’ capital stock that would be necessary to approve the Merger Agreement and the Merger at any required meeting of PRAECIS’ stockholders. If, following the purchase of Shares by Purchaser pursuant to the Offer, the top-up option, or otherwise, Purchaser and its affiliates own at least a majority of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other stockholder. SKB and Purchaser have agreed pursuant to the Merger Agreement that all Shares acquired pursuant to the Offer or otherwise owned by GSK, SKB, Purchaser or their controlled affiliates will be voted in favor of the Merger.

The DGCL provides that, if a corporation owns at least 90 percent of the outstanding shares of each class of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the board of directors or the stockholders of such other corporation (a “short-form merger”). Pursuant to the Merger Agreement, in the event that, following completion of the Offer, Purchaser owns at least 90 percent of the outstanding Shares, including Shares acquired in any subsequent offering period and through any exercise of the top-up option, SKB will effect a short-form merger of Purchaser into PRAECIS in accordance with the DGCL as soon as reasonably practicable. See Section 15 — “Certain Legal Matters.”

No appraisal rights are available in connection with the Offer. However, under the DGCL, stockholders who continue to own their Shares at the time of the Merger and fulfill certain other requirements of the DGCL will have appraisal rights in connection with the Merger. See Section 15 — “Certain Legal Matters.”

This Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer

Upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered and not properly withdrawn by the Expiration Date in accordance with the procedures set forth in Section 4 — “Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on Tuesday, February 6, 2007, unless Purchaser, in accordance with the Merger Agreement, has extended the initial offering period of the Offer, in which event the term “Expiration Date” shall mean the latest time and date at which the offering period of the Offer, as so extended by Purchaser, will expire.

The Offer is conditioned upon the satisfaction of the Minimum Tender Condition and the other conditions described in Section 13 — “Conditions of the Offer.” Purchaser may terminate the Offer without purchasing any Shares if certain events described in Section 13 occur.

Purchaser expressly reserves the right (but is not obligated), at any time or from time to time, to waive or otherwise modify or amend the terms and conditions of the Offer in any respect. However, pursuant to the Merger Agreement, Purchaser has agreed that it will not, without the prior written consent of PRAECIS, (a) decrease the Offer Price or change the form of consideration payable in the Offer, (b) decrease the number of Shares sought pursuant to the Offer, (c) amend or waive the Minimum Tender Condition, (d) add to the conditions to the Offer described in Section 13 — “Conditions of the Offer,” (e) modify those conditions in a manner adverse to the holders of Shares, (f) extend the Offer, except as required or permitted by the Merger Agreement, or (g) make any other change in the terms or conditions of the Offer which is adverse to the holders of Shares.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer, as of the Expiration Date, promptly following such date we will accept for payment, purchase and pay for any Shares validly tendered and not withdrawn by the Expiration Date. We may, without PRAECIS’ consent, (a) extend the Offer for one or more periods of time up to 20 business days per extension if, at the time the Offer is scheduled to expire, any of the offer conditions are not satisfied, until such time as such offer conditions are satisfied or waived, (b) extend the Offer for any period required by any rule, regulation or requirement of the Commission or The Nasdaq Global Market applicable to the Offer, or (c) elect to provide a subsequent offering period for the Offer in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, without the prior written consent of PRAECIS, we will not extend the Offer beyond April 19, 2007.

We have agreed under the Merger Agreement to extend the Offer for one or more periods determined by us of up to 20 business days per extension if, at any scheduled expiration of the Offer, any of the conditions to the Offer have not been satisfied or waived by us, except that we are not required (but will be entitled) to extend the Offer under certain circumstances, including if, at the time the Offer is scheduled to expire:

•	the Minimum Tender Condition is not satisfied but all other conditions to the Offer are satisfied or waived, unless an extension is required by law or a stock exchange rule;

•	the offer condition set forth in subparagraph (a) of paragraph 2 of Section 13 — “Conditions of the Offer” is not satisfied (other than by reason of a judgment, injunction or order that is not final or that remains subject to appeal); or

•	PRAECIS is in breach of the Merger Agreement, the breach would result in a failure of the offer condition set forth in subparagraph (d) of paragraph 2 of Section 13 — “Conditions of the Offer” to be satisfied, and the breach either is not capable of being cured within 25 days following notice to PRAECIS or, if capable of being cured within that period, has not been so cured.

In any event, Purchaser is not required to extend the Offer beyond April 19, 2007 or at any time when Purchaser is permitted to terminate the Merger Agreement and is not permitted to extend the Offer beyond that date without the prior written consent of PRAECIS. See Sections 1 and 13 — “Terms of the Offer” and “Conditions of the Offer.”

There can be no assurance that we will exercise our right to extend the Offer or that we will be required under the Merger Agreement to extend the Offer. During any extension of the initial offering period, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4 — “Withdrawal Rights.”

If, subject to the terms of the Merger Agreement, Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and l4e-1 under the Exchange Act or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for a minimum of 10 business days following such change to allow for adequate disclosure to stockholders.

Purchaser expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the Commission, to not accept for payment any Shares if, at the expiration of the Offer, any of the conditions to the Offer set forth in Section 13 — “Conditions of the Offer” have not been satisfied or upon the occurrence of any of the events set forth in Section 13. Under certain circumstances, SKB and Purchaser may terminate the Merger Agreement and the Offer.

Purchaser expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the Commission, to delay acceptance of Shares and to delay payment for Shares pending receipt of any governmental regulatory approvals specified in Section 15. See Sections 13 and 15 — “Conditions of the Offer” and “Certain Legal Matters,” without prejudice to our rights set forth in Section 13 — “Conditions of the Offer.” The reservation by Purchaser of the right to delay the acceptance of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or to return Shares deposited by or on behalf of tendering stockholders promptly after the termination or withdrawal of the Offer.

Any extension of the Offer, waiver, amendment of the Offer, delay in acceptance for payment or payment or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act. Without limiting the obligation of Purchaser under such rule or the manner in which Purchaser may choose to make any public announcement, Purchaser currently intends to make announcements by issuing a press release to the Dow Jones News Service (or such other national media outlet or outlets it deems prudent) and making any appropriate filing with the Commission.

As of the date of this Offer to Purchase, the Rights do not trade separately from the Shares. Accordingly, by tendering Shares, you are automatically tendering a corresponding number of Rights. If, however, the Rights detach and separate certificates representing the Rights are issued, tendering stockholders will be required to deliver the certificates representing such Rights with the Shares.

Pursuant to Rule 14d-11 under the Exchange Act, we may provide a subsequent offering period upon expiration of the initial offering period of the Offer on the Expiration Date. A subsequent offering period would be an additional period of time of between three business days and 20 business days, beginning no later than 9:00 a.m., New York City time, on the next business day following the expiration of the initial offering period of the Offer on the Expiration Date, during which stockholders may tender Shares not tendered in the Offer. A subsequent offering period, if one is provided, is not an extension of the Offer, which already will have been completed. During a subsequent offering period, tendering stockholders will not have withdrawal rights, and Purchaser will promptly purchase and pay for any Shares tendered during the subsequent offering period at the same price paid in the Offer.

PRAECIS has agreed to provide Purchaser with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on PRAECIS’ stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, all Shares validly tendered and not properly withdrawn at the Expiration Date promptly after the later of (a) the Expiration Date and (b) the satisfaction or waiver of the conditions to the Offer set forth in Section 13 — “Conditions of the Offer.” In addition, subject to the terms and conditions of the Merger Agreement and the applicable rules of the Commission, we reserve the right to delay acceptance for payment of, or payment for, Shares, pending receipt of any regulatory or governmental approvals specified in Section 15 — “Certain Legal Matters.” For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, see Section 15 — “Certain Legal Matters.”

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares,” (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 below) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. See Section 3 — “Procedures for Tendering Shares.”

For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares,” such Shares will be credited to an account maintained with DTC) promptly following expiration or termination of the Offer.

If, prior to the Expiration Date, Purchaser shall increase the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to holders of all Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

Purchaser reserves the right, subject to the provisions of the Merger Agreement, to transfer or assign in whole or in part, from time to time, to one or more direct or indirect wholly-owned subsidiaries of GSK, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer. Under the Merger Agreement, SKB may assign any of its rights to any direct or indirect wholly-owned subsidiary of SKB, but no such assignment will relieve SKB from its obligations under the Merger Agreement.

3.	Procedures for Tendering Shares

Valid Tender of Shares.  Except as set forth below, to validly tender Shares pursuant to the Offer, (a) a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (x) certificates representing Shares tendered must be delivered to the Depositary or (y) such Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of

Transmittal), in each case, prior to the Expiration Date, or (b) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

Book-Entry Transfer.  The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers.  Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of certificates.

Guaranteed Delivery.  A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by satisfying all of the requirements set forth below:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary (as provided below) prior to the Expiration Date; and

•	the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which The Nasdaq Global Market is open for business.

The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering stockholder. Delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If such delivery is by mail, it is recommended that all such documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

Other Requirements.  Notwithstanding any provision hereof, Purchaser will pay for Shares pursuant to the Offer only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid by Purchaser on the purchase price of Shares, regardless of any extension of the Offer or any delay in making such payment.

Binding Agreement.  The acceptance for payment by Purchaser of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Appointment as Proxy.  By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints designees of Purchaser as such stockholder’s proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Purchaser’s designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of PRAECIS, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s payment for such Shares Purchaser must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser in its sole and absolute discretion, which determination will be final and binding. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of GSK, SKB, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding.

4.	Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. A stockholder may withdraw Shares tendered pursuant to the Offer at any time on or prior to the Expiration Date and, unless and until theretofore accepted for payment by Purchaser pursuant to the Offer, such Shares may also be withdrawn at any time after March 9, 2007.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 — “Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of GSK, SKB, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering shares described in Section 3 — “Procedures for Tendering Shares” at any time prior to the Expiration Date.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept for payment, Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under this Offer, the Depositary may nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section 4 before the Expiration Date or at any time after March 9, 2007 unless theretofore accepted for payment as provided herein.

In the event Purchaser provides a subsequent offering period following the Offer, no withdrawal rights will apply to Shares tendered during such subsequent offering period or to Shares tendered in the Offer and accepted for payment.

5.	Material United States Federal Income Tax Consequences of the Offer and the Merger

The following is a summary of certain material U.S. federal income tax consequences to holders of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to dispose of Shares in the Offer or the Merger, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of investors or that are generally assumed to be known by investors. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative rulings and court decisions, all as in effect as of the date hereof and all of which are subject to differing interpretations and/or change at any time (possibly with retroactive effect). In addition, this summary is not a complete description of all the tax consequences of the Offer and the Merger and, in particular, may not address U.S. federal income tax considerations to holders of Shares subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities or currencies, traders that mark to market, holders who hold their Shares as part of a hedge, straddle or conversion transaction, insurance companies, tax-exempt entities and holders who obtained their Shares by exercising options or warrants). In addition, this summary does not discuss any consequences to holders of options or warrants to purchase Shares or any aspect of state, local or foreign tax law that may be applicable to any holder of Shares, or any U.S. federal tax considerations other than U.S. federal income tax considerations. This summary assumes that holders own Shares as capital assets.

We urge holders of Shares to consult their own tax advisors with respect to the specific tax consequences to them in connection with the Offer and the Merger in light of their own particular circumstances, including the tax consequences under state, local, foreign and other tax laws.

U.S. Holders

Except as otherwise set forth below, the following discussion is limited to the U.S. federal income tax consequences relevant to a beneficial owner of Shares that is a citizen or resident of the United States, a domestic corporation (or any other entity or arrangement treated as a corporation for U.S. federal income tax purposes), any estate (other than a foreign estate), and any trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust (a “U.S. Holder”).

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Such holders should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

Payments with Respect to Shares

The exchange of Shares for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes, and a U.S. Holder who receives cash for Shares pursuant to the Offer or pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Shares. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such U.S. Holder’s holding period for the Shares is more than one year at the time of the exchange of such holder’s Shares for cash. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. There are limitations on the deductibility of capital losses.

Backup Withholding Tax and Information Reporting

Payments made with respect to Shares exchanged for cash in the Offer or the Merger will be subject to information reporting and U.S. federal backup withholding tax (at a rate of 28 percent) unless the U.S. Holder (i) furnishes an accurate tax identification number or otherwise complies with applicable U.S. information reporting or certification requirements (typically, by completing and signing a Substitute Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary) or (ii) is a corporation or other exempt recipient and, when required, demonstrates such fact. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. Holder’s United States federal income tax liability, if any, provided that you furnish the required information to the Internal Revenue Service in a timely manner.

Non-U.S. Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to you if you are a Non-U.S. Holder of Shares. The term “Non-U.S. Holder” means a beneficial owner, other than a partnership, of Shares that is not a U.S. Holder.

Non-U.S. Holders should consult their own tax advisors to determine the specific U.S. federal, state, local and foreign tax consequences that may be relevant to them.

Payments with Respect to Shares

Payments made to a Non-U.S. Holder with respect to Shares exchanged for cash in the Offer or pursuant to the Merger generally will be exempt from U.S. federal income tax, unless:

(a) the gain on Shares, if any, is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if certain income tax treaties apply, is attributable to the Non-U.S. Holder’s permanent establishment in the United States) (in which event (i) the Non-U.S. Holder will be subject to U.S. federal income tax as described under “U.S. Holders,” but such Non-U.S. Holder should provide an IRS Form W-8ECI instead of a Substitute Form W-9, and (ii) if the Non-U.S. Holder is a corporation, it may be subject to branch profits tax on such gain at a 30 percent rate (or such lower rate as may be specified under an applicable income tax treaty));

(b) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year and certain other conditions are met (in such event the Non-U.S. Holder will be subject to tax at a flat rate of 30 percent (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares net of applicable U.S. losses from sales or exchanges of other capital assets recognized during the year); or

(c) the Non-U.S. Holder is an individual subject to tax pursuant to U.S. tax rules applicable to certain expatriates.

Backup Withholding Tax and Information Reporting

In general, if you are a Non-U.S. Holder you will not be subject to backup withholding and information reporting with respect to a payment made with respect to Shares exchanged for cash in the Offer or the Merger if you have provided the Depositary with an IRS Form W-8BEN (or an IRS Form W-8ECI if your gain is effectively connected with the conduct of a U.S. trade or business). If shares are held through a foreign partnership or other flow-through entity, certain documentation requirements also apply to the partnership or other flow-through entity. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a Non-U.S. Holder’s United States federal income tax liability, if any, provided that you furnish the required information to the Internal Revenue Service in a timely manner.

6.	Price Range of Shares; Dividends

According to PRAECIS’ Annual Report on Form 10-K for the fiscal year ended December 31, 2005, the Shares are traded on The Nasdaq Global Market under the symbol “PRCS.” The following table sets forth, for the calendar quarters indicated, the high and low sales prices per Share on The Nasdaq Global Market as reported in PRAECIS’ Annual Report on Form 10-K for the fiscal year ended December 31, 2005 with respect to periods occurring in 2005 and as reported by published financial sources with respect to periods occurring in 2006 and 2007:

Fiscal Year	High	Low

2005:
First Quarter	$10.50	$4.85
Second Quarter	$5.75	$2.50
Third Quarter	$3.65	$1.85
Fourth Quarter	$4.39	$2.30
2006:
First Quarter	$6.44	$3.89
Second Quarter	$6.00	$2.80
Third Quarter	$3.14	$1.84
Fourth Quarter	$4.95	$1.90
2007:
First Quarter (through January 8, 2007)	$4.93	$4.89

On December 20, 2006, the last full trading day prior to the public announcement of the terms of the Offer and the Merger, the reported closing sales price per Share on The Nasdaq Global Market was $2.00 per Share. On January 8, 2007, the last full trading day prior to the commencement of the Offer, the reported closing sales price per Share on The Nasdaq Global Market was $4.91 per Share. PRAECIS has never paid dividends. Under the terms of the Merger Agreement, PRAECIS is not permitted to declare or pay dividends with respect to the Shares without the prior written consent of GSK. See Section 14 — “Dividends and Distributions.” Stockholders are urged to obtain a current market quotation for the Shares.

7.	Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations

Possible Effects of the Offer on the Market for the Shares.  The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

Nasdaq Listing.  Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on The Nasdaq Global Market. According to the published guidelines of The NASDAQ Stock Market, LLC (“Nasdaq”), Nasdaq would consider disqualifying the Shares for listing on The Nasdaq Global Market (though not necessarily for listing on The Nasdaq Capital Market) if, among other possible grounds, the number of publicly held Shares falls below 750,000, the total number of beneficial holders of round lots of Shares falls below 400, the market value of publicly held Shares over a 30 consecutive business day period is less than $5 million, there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, PRAECIS has stockholders’ equity of less than $10 million, or the bid price for the Shares over a 30 consecutive business day period is less than $1. Furthermore, Nasdaq would consider delisting the Shares from Nasdaq altogether if, among other possible grounds, (a) the number of publicly held Shares falls below 500,000, (b) the total number of beneficial holders of round lots of Shares falls below 300, (c) the market value of publicly held Shares over a 30 consecutive business day period is less than $1 million, (d) there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, (e) the bid price for the Shares over a 30 consecutive business day period is less than $1, or (f) (i) PRAECIS has stockholders’ equity of less than $2.5 million, (ii) the market value of PRAECIS’ listed securities is less than $35 million over a 10 consecutive business day period, and (iii) PRAECIS’ net income from continuing operations is less than $500,000 for the most recently completed fiscal year and two of the last three most recently completed fiscal years. Shares held by officers or directors of PRAECIS, or by any beneficial owner of more than 10 percent of the Shares, will not be considered as being publicly held for this purpose. According to PRAECIS, as of January 8, 2007 there were 10,744,643 Shares outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for The Nasdaq Global Market or are delisted from Nasdaq altogether, the market for Shares will be adversely affected.

If Nasdaq were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations for the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by PRAECIS upon application to the Commission if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by PRAECIS to its stockholders and to the Commission and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to PRAECIS. Furthermore, the ability of “affiliates” of PRAECIS and persons holding “restricted securities” of PRAECIS to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s list of “margin securities” or eligible for stock exchange listing or reporting on Nasdaq. Purchaser intends to seek to cause PRAECIS to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations.  The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding market quotations, the Shares might no longer constitute “margin securities” for the purposes of the margin regulations, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

8.	Certain Information Concerning PRAECIS

The following description of PRAECIS and its business has been taken from PRAECIS’ Annual Report on Form 10-K for the fiscal year ended December 31, 2005, and PRAECIS’ Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006, and is qualified in its entirety by reference to such reports.

PRAECIS is a Delaware corporation with its principal executive offices located at 830 Winter Street, Waltham, Massachusetts 02451-1420. PRAECIS’ telephone number at such principal executive offices is (781) 795-4100.

PRAECIS was incorporated in Delaware in July 1993 under the name Pharmaceutical Peptides, Inc., and was renamed PRAECIS PHARMACEUTICALS INCORPORATED in June 1997. PRAECIS is a biopharmaceutical company focused on using its proprietary technologies for the discovery and development of novel compounds that have the potential to address unmet medical needs or improve existing therapies. PRAECIS has an innovative drug discovery technology, DirectSelecttm, which enables the generation and practical use of ultra-large libraries for the discovery of orally active compounds for drug development, a research and development program aimed at identifying one or more selective S1P-1 agonist compounds to advance into clinical testing and a novel MetAP-2 inhibitor, PPI-2458, in clinical development for cancer indications, including non-Hodgkin’s lymphoma and solid tumors.

Available Information.  PRAECIS is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning PRAECIS’ business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of PRAECIS’ securities, any material interests of such persons in transactions with PRAECIS, and other matters is required to be disclosed in proxy statements and periodic reports distributed to PRAECIS’ stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference room at the Commission’s office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the Commission’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the Commission’s Public Reference Room in Washington, DC can be obtained by calling the Commission at 1-800-SEC-0330. The Commission also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as PRAECIS, who file electronically with the Commission. The address of that site is http://www.sec.gov.

Sources of Information.  Except as otherwise set forth herein, the information concerning PRAECIS contained in this Offer to Purchase has been based upon publicly available documents and records on file with the Commission and other public sources. Although we have no knowledge that any such information contains any misstatements or omissions, none of GSK, SKB, Purchaser, or any of their respective affiliates or assigns, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning PRAECIS contained in such documents and records or for any failure by PRAECIS to disclose events which may have occurred or may affect the significance or accuracy of any such information.

9.	Certain Information Concerning Purchaser and GSK

Purchaser.  Purchaser is a Delaware corporation and, to date, has engaged in no activities other than those incident to its formation and to the Offer and the Merger. Purchaser is a direct wholly-owned subsidiary of SKB, which is an indirect wholly-owned subsidiary of GSK. The principal executive offices of Purchaser are located at One Franklin Plaza (FP 2355), 200 N. 16th Street, Philadelphia, Pennsylvania 19102, and Purchaser’s telephone number at such principal executive offices is (215) 741-4000.

GSK.  GSK is a public limited company organized under the laws of England and Wales. Its shares are listed on the London Stock Exchange and the New York Stock Exchange. GSK is a major global healthcare group engaged in the creation, discovery, development, manufacture and marketing of pharmaceutical and consumer health-related products. The principal executive offices of GSK are located at 980 Great West Road, Brentford, Middlesex TW8 9GS England, and GSK’s telephone number at such principal executive offices is +44 20 8047 5000.

On April 7, 2006, SKB and Glaxo Group Limited, a wholly-owned subsidiary of GSK, entered into a pilot study and option agreement with PRAECIS relating to PRAECIS’ DirectSelecttm drug discovery technology (the “Pilot Study Agreement”). In connection with the execution of the Pilot Study Agreement, PRAECIS concurrently entered into a stock purchase agreement (the “Stock Purchase Agreement”) with SKB and Glaxo Group Limited. Under the Stock Purchase Agreement, on April 28, 2006, SKB and Glaxo Group Limited together purchased from PRAECIS 102,538 unregistered Shares at $4.88 per Share, for an aggregate purchase price of $500,000, and they continue to own such Shares. Under the terms of the Stock Purchase Agreement, the per share price was determined based upon the average of the daily closing prices per share of the Shares on The Nasdaq Global Market, as reported in the Wall Street Journal, over the trading days during the period beginning on, and including, March 11, 2006, and ending on, and including, April 25, 2006. As a result of the foregoing transactions, GSK, SKB and Glaxo Group Limited may be deemed to share beneficial ownership of 102,538 Shares, or approximately 0.95 percent of the issued and outstanding Shares as of January 8, 2007. The address of Glaxo Group Limited is Glaxo Wellcome House, Berkeley Avenue Greenford, Middlesex, UB6 ONN, United Kingdom.

Additional Information.  The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the members of the board of directors and the executive officers of GSK and the members of the board of directors and the executive officers of Purchaser are set forth in Schedule A to this Offer to Purchase.

None of GSK, Purchaser or, to the knowledge of GSK or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase or in Schedule A: (a) none of GSK, Purchaser or, to the knowledge of GSK or Purchaser after reasonable inquiry, any of the persons listed in Schedule A or any associate or majority-owned subsidiary of GSK, Purchaser or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of PRAECIS; (b) none of GSK, Purchaser or, to the knowledge of GSK or Purchaser after reasonable inquiry, any of the persons referred to in clause (a) above or any of their executive officers, directors, affiliates or subsidiaries has effected any transaction in Shares or any other equity securities of PRAECIS during the past 60 days; (c) none of GSK, Purchaser, their subsidiaries or, to the knowledge of GSK or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has any agreement, arrangement, or understanding, whether or not legally enforceable, with any other person with respect to any securities of PRAECIS (including, but not limited to, any agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations); (d) in the past two years, there have been no transactions that would require reporting under the rules and regulations of the Commission between any of GSK, Purchaser, their subsidiaries or, to the knowledge of GSK or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and PRAECIS or any of its executive officers, directors or affiliates, on the other hand; and (e) in the past two years, there have been no negotiations, transactions or material contacts between any of GSK, Purchaser, their subsidiaries or, to the knowledge of GSK or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and PRAECIS or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of PRAECIS’ securities, an election of PRAECIS’ directors or a sale or other transfer of a material amount of assets of PRAECIS.

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all outstanding Shares solely for cash, (b) the Offer is not subject to any financing condition, (c) if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger, and (d) GSK has, and will arrange for Purchaser to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares in the Merger.

10.	Background of the Offer; Contacts with PRAECIS

During the fall of 2005, PRAECIS and SKB, through SKB’s Centre of Excellence for External Drug Discovery, a business development unit within GSK’s global pharmaceutical research and development organization that handles certain of GSK’s collaborative relationships (the “CEEDD”), initiated discussions to determine if a collaboration with respect to DirectSelecttm could be mutually beneficial. In this connection, in October 2005 SKB and PRAECIS entered into a Confidential Disclosure Agreement dated October 18, 2005 (the “First Confidentiality Agreement”).

These discussions continued during the first quarter of 2006, and on April 7, 2006, the Pilot Study Agreement was executed. The goal of the pilot study is to apply DirectSelecttm to identify small molecule lead drug candidates against a diverse set of four targets selected by SKB. Under the terms of the agreement, following PRAECIS’ identification of lead compounds meeting pre-established success criteria against at least one of the specified targets, SKB will have the exclusive option to enter into a broader strategic alliance for further discovery and development of such lead compounds. The Pilot Study Agreement contemplates that any broader strategic alliance could cover one or more of the targets included in the pilot study, as well as additional targets as may be agreed upon by the parties. During the pilot study, PRAECIS will be entitled to receive a $500,000 milestone payment with respect to each of the first two targets for which lead compounds are identified meeting the pre-established success criteria. In connection with the Pilot Study Agreement, SKB and Glaxo Group Limited together purchased a total of 102,538 Shares pursuant to the Stock Purchase Agreement, at an aggregate price of $500,000, or approximately $4.88 per share.

In September 2006, representatives of PRAECIS and the CEEDD discussed on a number of occasions a broader collaboration focused on DirectSelecttm.

On October 11, 2006, representatives of PRAECIS met with representatives of the CEEDD to discuss a possible expanded DirectSelecttm collaboration.

On October 24, 2006, scientific personnel from PRAECIS met with representatives of the CEEDD to discuss further a possible expanded DirectSelecttm collaboration. During the same week, in a discussion with representatives of PRAECIS, the head of the CEEDD raised the possibility of PRAECIS selling DirectSelecttm to a new company that would be formed by one or more venture capital investors and that would employ some or all of the PRAECIS personnel engaged in the DirectSelecttm program, with GSK possibly participating in such a transaction.

During the last week of October 2006 through the first week of November 2006, scientific personnel of PRAECIS continued to speak by telephone and in person with representatives of GSK and provided information intended to enhance GSK’s understanding of DirectSelecttm. PRAECIS’ management also had further discussions with senior representatives of the CEEDD regarding the possibility of a sale of DirectSelecttm to a venture backed company, in which those representatives indicated that the CEEDD would be prepared to introduce PRAECIS to various venture capital firms which might be prepared to finance such a transaction.

On November 6, 2006, senior research personnel from the CEEDD and GSK met at PRAECIS’ offices with Kevin F. McLaughlin, President and Chief Executive Officer of PRAECIS, and other representatives of PRAECIS to discuss DirectSelecttm. Also in early November 2006, PRAECIS and SKB negotiated the terms of an additional Confidentiality Agreement (the “Second Confidentiality Agreement”), which was signed on November 10, 2006.

On November 8, 2006, Mr. McLaughlin spoke via telephone with a representative of the worldwide business development group within GSK’s pharmaceutical research and development organization (“WWBD”), who thereafter took the lead on behalf of GSK in the discussions. Mr. McLaughlin indicated that, in light of PRAECIS’ exploration of strategic alternatives which was proceeding toward a conclusion, if GSK wanted to assure its continued access to or control of DirectSelecttm, it should consider a purchase of DirectSelecttm from PRAECIS or an acquisition of the entire company, and should proceed expeditiously to present a written proposal for a transaction.

On November 14, 2006, GSK sent a letter to Mr. McLaughlin expressing GSK’s interest in purchasing DirectSelecttm for $10 million.

On November 16, 2006, Mr. McLaughlin and representatives from Canaccord Adams, Inc. (“Canaccord”), PRAECIS’ financial advisor, called the lead WWBD representative and indicated that PRAECIS was not prepared to sell DirectSelecttm at the price GSK had suggested, and that, given the ongoing competitive bidding process which was moving rapidly forward, GSK would need to improve significantly its proposed price for DirectSelecttm and should seriously consider making an offer to acquire the entire company.

On November 17, 2006, Mr. McLaughlin, Malcolm L. Gefter, Ph.D., Chairman of the Board and Chief Scientific Officer of PRAECIS, and representatives from Canaccord had a telephone conversation with representatives of the WWBD. During this telephone conversation, Greg Benning, Managing Director, Head of Mergers and Acquisitions of Cannacord, and Mr. McLaughlin reiterated that, in order to be competitive given the ongoing bidding process, GSK would need to move expeditiously to increase significantly its offered price for DirectSelecttm or make an offer to acquire the entire company at a price that would reflect fair value for PRAECIS’ assets and programs.

On November 21, 2006, Mr. McLaughlin and representatives from Canaccord had a telephone conversation with representatives of the WWBD, during which the lead WWBD representative indicated that he expected to be sending a preliminary expression of interest by GSK to acquire PRAECIS in an all cash transaction for $60 million. He noted that the expression of interest would be subject to various conditions, including appropriate GSK internal committee approval and GSK’s satisfactory completion of due diligence.

On November 22, 2006, Mr. McLaughlin received a letter from the lead WWBD representative containing an expression of interest substantially on the terms that the lead WWBD representative had described to Mr. McLaughlin and the representatives from Canaccord the previous day.

On December 6, 2006, the lead WWBD representative had a telephone conversation with Mr. McLaughlin and representatives from Canaccord. He indicated that internal GSK committee approval had been granted to pursue an acquisition of PRAECIS structured as a tender offer followed by a merger, for an aggregate cash consideration of £30 million, and noted that this amount, which at the exchange rate used by GSK for this purpose was approximately $57 million, rather than the $60 million previously proposed, was the maximum amount authorized by this committee. He noted further that this proposal was also subject to various conditions, including GSK’s satisfactory completion of due diligence, final approval by GSK senior management after receiving a due diligence report from GSK’s due diligence working group and negotiation and execution of a definitive merger agreement.

On the evening of December 8, 2006, Cleary Gottlieb Steen & Hamilton LLP (“Cleary”), external counsel to GSK, distributed to Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), outside counsel to PRAECIS, an initial draft of a merger agreement providing for the acquisition of PRAECIS by GSK pursuant to a first step all cash tender offer to be followed by a merger at the same cash price per share.

On December 12, 2006, in a conference call which included representatives from PRAECIS, GSK, their respective legal advisors and Canaccord, the parties discussed various due diligence matters and certain changes proposed by Skadden to the draft merger agreement previously provided by Cleary. During the week of December 12, 2006, there were due diligence discussions between representatives of GSK and PRAECIS.

On December 14, 2006, PRAECIS and GSK, their respective legal advisors and Canaccord held another conference call to discuss open due diligence items, issues in the ongoing negotiations of the merger agreement and the possible timing for entering into and announcing a definitive merger agreement. Later that day, Cleary distributed to Skadden a revised draft merger agreement.

Throughout the afternoon and evening of December 15, 2006, representatives from Skadden and Cleary negotiated various legal aspects of the proposed merger agreement. Also that day, PRAECIS and GSK, their respective legal advisors and Canaccord, had another conference call to discuss the status, likelihood and anticipated timing of a divestiture of the Company’s Plenaxis® assets, due diligence matters which remained to be addressed, the progress and remaining open issues in the negotiation of the merger agreement, and the possibility of entering into and announcing the merger agreement the following week. Representatives of GSK indicated that they expected a final due diligence report on any remaining issues would be provided to GSK’s senior management on December 18th or 19th. The lead WWBD representative stated that following this, assuming a favorable response from GSK’s senior management, he expected to be able to notify Mr. McLaughlin of GSK’s final approval for the transaction.

On December 18, 2006, the lead WWBD representative telephoned Mr. McLaughlin and advised him that he believed GSK was prepared to proceed with the transaction at the price previously proposed, but that the final due diligence meeting with GSK’s senior management had not yet occurred and thus final approval to proceed might not occur until later that day or the following day.

Throughout the day and evening on December 18, 2006, representatives of PRAECIS and GSK, working with their respective legal advisors and Canaccord, continued discussions and negotiations regarding the terms of the proposed merger agreement and various due diligence matters.

On December 19, 2006, the lead WWBD representative telephoned Mr. McLaughlin and communicated to him, Mr. Benning and Edward C. English, PRAECIS’ Chief Financial Officer, that, after receiving a due diligence report from members of GSK’s working group, GSK’s senior management would require a reduction in the previously proposed price. After discussions regarding the rationale for and amount of the proposed reduction, and further negotiations between Messrs. McLaughlin and Benning and the lead WWBD representative, the parties agreed on a cash price of $5.00 per share, or approximately $54.8 million for the entire equity interest in PRAECIS. During December 19, 2006, representatives of PRAECIS and GSK, working with their respective legal advisors, continued negotiating the terms of the Merger Agreement.

During the morning of December 20, 2006, Mr. Benning telephoned the lead WWBD representative and informed him that another party had submitted a proposal to acquire PRAECIS at a price significantly higher than that previously proposed by the other party. Mr. Benning asked the lead WWBD representative whether, in light of this development, GSK would be prepared to increase its offer price if necessary to assure that GSK would ultimately be the successful bidder. The lead WWBD representative indicated that $5.00 per share was GSK’s best offer and that GSK was not prepared to increase this price. Thereafter, on December 20, 2006, representatives of PRAECIS and GSK, working with their respective legal advisors, negotiated and finalized the terms of the Merger Agreement.

The Merger Agreement was signed during the evening of December 20, 2006 and was publicly announced the morning of December 21, 2006.

11.	Purpose of the Offer and Plans for PRAECIS; Merger Agreement

Purpose of the Offer and Plans for PRAECIS.  The purpose of the Offer and the Merger is for GSK, through SKB and Purchaser, to acquire control of, and the entire equity interest in, PRAECIS. Pursuant to the Merger, GSK will acquire all of the capital stock of PRAECIS not purchased pursuant to the Offer, the top-up option or otherwise. Stockholders of PRAECIS who sell their Shares in the Offer will cease to have any equity interest in PRAECIS or any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering stockholders also will no longer have an equity interest in PRAECIS. On the other hand, after selling their Shares in the Offer or the subsequent Merger, stockholders of PRAECIS will not bear the risk of any decrease in the value of PRAECIS.

Assuming Purchaser purchases a majority of the outstanding Shares pursuant to the Offer, SKB is entitled and currently intends to exercise its rights under the Merger Agreement to obtain pro rata representation on, and control of, the board of directors of PRAECIS. See “The Merger Agreement — Directors” below.

In accordance with the Merger Agreement, following the time of the purchase of Shares pursuant to the Offer (the time of such purchase, the “Purchase Time”), SKB will acquire the remaining Shares pursuant to the Merger. In the event that a sufficient number of Shares are tendered in the Offer to entitle us to purchase Shares pursuant to the top-up option, we may acquire Shares pursuant to the top-up option.

GSK and Purchaser are conducting a detailed review of PRAECIS and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and will consider what, if any, changes would be desirable in light of the circumstances which exist upon completion of the Offer. GSK and Purchaser will continue to evaluate the business and operations of PRAECIS during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, GSK intends to review such information as part of a comprehensive review of PRAECIS’ business, operations, capitalization and management with a view to optimizing development of PRAECIS’ potential in conjunction with GSK’s existing businesses. Possible changes could include changes in PRAECIS’ business, corporate structure, charter, by-laws, capitalization, board of directors, management or dividend policy, although, except as disclosed in this Offer to Purchase, GSK and Purchaser have no current plans with respect to any of such matters.

As described in the Schedule 14D-9, in December 2006 PRAECIS entered into a non-binding letter of intent with a third party with respect to the acquisition by such third party of PRAECIS’ Plenaxis® related assets and the assumption by such third party of the PRAECIS’ Plenaxis® related liabilities. In the Merger Agreement PRAECIS agreed that, prior to the consummation of the Offer, it will use its reasonable best efforts to take such actions as SKB or Purchaser may reasonably request or direct in writing with respect to PRAECIS’ disposition of its Plenaxis® related assets, as more fully described under “The Merger Agreement — Plenaxis® Disposition” below. To the extent the transactions contemplated by that letter of intent have not been completed prior to the consummation of the Offer, GSK currently intends to have PRAECIS continue to seek to complete such transactions thereafter.

Except as disclosed in this Offer to Purchase, neither Purchaser nor GSK has any present plans or proposals that would result in an extraordinary corporate transaction involving PRAECIS or any of its subsidiaries, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, or any material changes in PRAECIS’ capitalization, corporate structure, business or composition of its management or board of directors.

The Merger Agreement.  The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO that GSK and Purchaser have filed with the Commission on January 9, 2007 (the “Schedule TO”) and which is incorporated herein by reference. The Merger Agreement may be examined and copies may be obtained in the manner set forth in Section 8 under “Available Information.”

The Offer.  The Merger Agreement provides that Purchaser will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the conditions to the Offer described in Section 13 — “Conditions of the Offer” (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment, and pay for, all Shares validly tendered pursuant to the Offer and not withdrawn by the Expiration Date. For purposes of the Merger Agreement, “Expiration Date” means February 6, 2007, as the same may (or, to the extent required by the Merger Agreement, shall) be extended from time to time. Purchaser expressly reserves the right (but is not obligated), at any time or from time to time, to waive or otherwise modify or amend the terms and conditions of the Offer in any respect; provided that, pursuant to the Merger Agreement, Purchaser has agreed that it will not, without the prior written consent of PRAECIS, (a) decrease the Offer Price or change the form of consideration payable in the Offer, (b) decrease the number of Shares sought pursuant to the Offer, (c) amend or waive the Minimum Tender Condition, (d) add to the conditions to the Offer described in Section 13 — “Conditions of the Offer,” (e) modify those conditions in a manner adverse to the holders of Shares, (f) extend the expiration of the Offer, except as required or permitted by the Merger Agreement, or (g) make any other change in the terms or conditions of the Offer which is adverse to the holders of Shares.

Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Date, Purchaser will be required to accept for payment and pay for any Shares validly tendered and not withdrawn that are accepted for payment. Purchaser may, without PRAECIS’ consent, (a) extend the Offer for one or more periods of time up to 20 business days per extension if, at the time the Offer is scheduled to expire, any of the offer conditions are not satisfied until such time as such offer conditions are satisfied or waived, (b) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or The Nasdaq Global Market applicable to the Offer, or (c) elect to provide a subsequent offering period for the Offer in accordance with Rule 14d-11 under the Exchange Act. In addition, Purchaser may increase the Offer Price or extend the Offer to the extent required by law in connection with such increase. See Sections 1 and 13 — “Terms of the Offer” and “Conditions of the Offer.”

Purchaser has agreed under the Merger Agreement to extend the Offer for one or more periods determined by Purchaser of up to 20 business days per extension if, at any scheduled expiration of the Offer, any of the conditions to the Offer have not been satisfied or waived by Purchaser, except that Purchaser is not required to extend the Offer under certain circumstances, including if, at the time the Offer is scheduled to expire:

•	the Minimum Tender Condition is not satisfied but all other conditions to the Offer are satisfied or waived, unless an extension is required by law or a stock exchange rule;

•	the offer condition set forth in subparagraph (a) of paragraph 2 of Section 13 — “Conditions of the Offer” is not satisfied (other than by reason of a judgment, injunction or order that is not final or that remains subject to appeal); or

•	PRAECIS is in breach of the Merger Agreement, the breach would result in a failure of the offer condition set forth in subparagraph (d) of paragraph 2 of Section 13 — “Conditions of the Offer” to be satisfied, and the breach either is not capable of being cured within 25 days following notice to PRAECIS or, if capable of being cured within that period, has not been so cured.

In any event, Purchaser is not required to extend the Offer beyond April 19, 2007 or at any time when Purchaser is permitted to terminate the Merger Agreement, and is not permitted to extend the Offer beyond April 19, 2007 without the prior written consent of PRAECIS. See Sections 1 and 13 — “Terms of the Offer” and “Conditions of the Offer.”

Recommendation.  PRAECIS has represented to us in the Merger Agreement that its board of directors (at a meeting or meetings duly called and held) has unanimously (a) determined that the Merger Agreement, the Offer and the Merger are advisable and fair to, and in the best interests of, PRAECIS and its stockholders, (b) adopted and approved the Merger Agreement, including the “agreement of merger” (as such term is used in the DGCL) contained therein, and (c) resolved to recommend that PRAECIS’ stockholders accept the Offer and adopt the “agreement of merger” set forth in the Merger Agreement. PRAECIS has further represented to us that its board of directors has approved, for purposes of Section 203 of the DGCL, the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, has irrevocably resolved to elect, to the extent permitted by law, for PRAECIS not to be subject to any anti-takeover laws, and has irrevocably taken all necessary action with respect to the outstanding Rights, to render the Rights Agreement inapplicable to the Merger Agreement or the transactions contemplated by the Merger Agreement.

Directors.  The Merger Agreement provides that, subject to the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, after Purchaser has purchased pursuant to the Offer at least a majority of the outstanding Shares, Purchaser has the right to designate a number of directors of PRAECIS, rounded up to the next whole number, that is equal to the product of the total number of directors on the PRAECIS board and the percentage that the number of Shares purchased bears to the total number of Shares outstanding. PRAECIS will, upon request by Purchaser, promptly increase the size of its board of directors or use its reasonable best efforts to secure the resignations of such number of directors as is necessary to provide Purchaser with such level of representation and will cause Purchaser’s designees to be so elected or appointed. PRAECIS has also agreed in the Merger Agreement to use its reasonable best efforts to cause individuals designated by Purchaser to constitute the same percentage of each committee of the PRAECIS board of directors as the percentage of the entire board represented by the individuals designated by Purchaser.

However, the Merger Agreement further provides that until the Effective Time certain actions of PRAECIS may only be authorized by, and will require the authorization of, a majority of the directors of PRAECIS who were directors on the date of the Merger Agreement or their successors as appointed by such continuing directors (the “Continuing Directors”) or, if there are no Continuing Directors, by a majority of the independent directors of PRAECIS, and will not require any additional approval by the PRAECIS board of directors. If there are no Continuing Directors or independent directors of PRAECIS, such actions will require only approval by a majority vote of the PRAECIS board of directors. In the event Purchaser’s designees are elected or appointed to the PRAECIS board of directors as described above, the Merger Agreement requires that until the Effective Time the PRAECIS board of directors shall have at least the number of independent directors, if any, as may be required by the Nasdaq rules or the federal securities laws and each committee of the PRAECIS board that is required under such rules or laws to be composed of independent directors shall be so composed.

Top-Up Option.  PRAECIS has irrevocably granted to Purchaser an option (the “top-up option”), exercisable only after the acceptance by Purchaser of, and payment for, Shares tendered in the Offer, to purchase that number (but not less than that number) of Shares as is equal to the lowest number of Shares that, when added to the number of Shares owned directly or indirectly by SKB or Purchaser at the time of such exercise, will constitute one share more than 90 percent of the total Shares then outstanding (assuming the issuance of the Shares purchased under the top-up option). The price per Share payable under the top-up option would be equal to the Offer Price. However, the top-up option will be excisable only once, at such time as SKB and Purchaser, directly or indirectly, own at least 85 percent of the total number of Shares then outstanding, and may only be exercised on or before the 20th business day after the expiration of the Offer or the expiration of any subsequent offering period. In no event will the top-up option be exercisable for a number of Shares in excess of PRAECIS’ then authorized and unissued Shares (including as authorized and unissued shares of common stock of PRAECIS any such shares held in the treasury of PRAECIS). In addition, the top-up option may not be exercised if any provision of applicable law or any judgment, injunction, order or decree of any governmental entity prohibits, or requires any action, consent, approval, authorization or permit of, action by, or filing with or notification to, any governmental entity or the PRAECIS stockholders in connection with the exercise of the top-up option or the delivery of the Shares to be purchased under the top-up option, if such action, consent, approval, authorization or permit, action, filing or notification has not been obtained or made, as applicable, before such exercise. Also, under the Merger Agreement Purchaser is required, concurrently with any exercise of the top-up option, to give written notice to PRAECIS that, as promptly as practicable following such exercise, Purchaser intends to (and Purchaser and Parent are required to, as promptly as practicable after such exercise) consummate the Merger as a short-form merger pursuant to Section 253 of the DGCL.

The Merger.  The Merger Agreement provides that, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into PRAECIS and PRAECIS will be the surviving corporation. SKB and Purchaser have agreed in the Merger Agreement that, unless SKB and Purchaser effect a short-form merger pursuant to Delaware law, PRAECIS will hold a special meeting of its stockholders as soon as practicable following the consummation of the Offer for the purpose of adopting the Merger Agreement. SKB and Purchaser have agreed that, at the special meeting, all of the Shares acquired pursuant to the Offer or otherwise owned by GSK, SKB or Purchaser or any of their respective controlled affiliates will be voted in favor of the Merger.

The Merger Agreement further provides that, notwithstanding the foregoing, if following consummation of the Offer, any subsequent offering period, or the exercise of the top-up option, SKB, Purchaser or any other subsidiary of SKB holds at least 90 percent of the outstanding shares of each class of capital stock of PRAECIS, each of SKB, Purchaser and PRAECIS will, subject to the satisfaction or waiver of the conditions to the Merger, take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after consummation of the Offer, as a short-form merger without action of the stockholders of PRAECIS.

Charter, Bylaws, Directors, and Officers.  At the Effective Time, the certificate of incorporation of PRAECIS will be amended and restated in its entirety to read as the certificate of incorporation of Purchaser in effect immediately prior to the Effective Time (except that Article I of the amended certificate of incorporation shall read as follows: “The name of the Corporation is Praecis Pharmaceuticals Incorporated.”). Also at the Effective Time, the bylaws of PRAECIS will be amended and restated in their entirety so as to read as the bylaws of Purchaser as in effect immediately prior to the Effective Time, except that such bylaws will be amended to reflect that the name of the surviving corporation will be Praecis Pharmaceuticals Incorporated. The directors and officers of Purchaser immediately prior to the Effective Time will be the initial directors and officers of the surviving corporation.

Conversion of Shares.  Each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of PRAECIS, owned by SKB, Purchaser or any wholly-owned subsidiary of SKB or PRAECIS, or held by stockholders who properly demand and perfect appraisal rights under Delaware law) will, by virtue of the Merger and without any action on the part of the holder, be converted at the Effective Time into the right to receive the Merger Consideration, payable to such holder upon surrender of the certificate formerly representing such Shares, without interest and less any required withholding taxes. At the Effective Time, each Share held in the treasury of PRAECIS and each Share owned by SKB, Purchaser or any wholly-owned subsidiary of SKB or PRAECIS will be canceled, and no payment or distribution will be made with respect to such Shares. At the Effective Time, each share of Purchaser’s common stock issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one share of common stock of the surviving corporation.

Treatment of Options and ESPP.  The Merger Agreement provides that, at the Purchase Time, each outstanding and unexercised option to acquire Shares granted under PRAECIS’ Fourth Amended and Restated 1995 Stock Plan or any predecessor plan, whether vested or unvested, will automatically be terminated and will thereafter solely represent the right to receive from PRAECIS, in exchange, an amount in cash equal to the product of the number of Shares subject to such option and the excess, if any, of the Offer Price, without interest, over the exercise price per Share subject to such option, less any required withholding taxes. Options having an exercise price per Share equal to or greater than the Offer Price will, at the Purchase Time, be cancelled without payment of any consideration therefor. As provided in the Merger Agreement, the board of directors of PRAECIS has taken actions under PRAECIS’ Employee Stock Purchase Plan such that no further offering periods for the purchase of Shares thereunder would commence following the expiration of the offering period that ended December 31, 2006.

Representations and Warranties.  In the Merger Agreement, PRAECIS has made customary representations and warranties to GSK and Purchaser with respect to, among other matters, its organization and qualification, capitalization, authority, the vote of PRAECIS’ stockholders required to approve the Merger, consents and approvals, compliance with law, permits, public filings, financial statements, absence of any Material Adverse Effect (as defined below), litigation, employee benefit plans, labor and employment matters, insurance, properties, tax matters, information to be included in this Offer to Purchase, the Schedule 14D-9 and any other ancillary documents related to the Offer (collectively, the “Offer Documents”) and in any proxy or information statement to be sent to stockholders in connection with the Merger, intellectual property, environmental matters, material contracts, affiliate transactions, opinion of Canaccord, brokers’ fees, and inapplicability of state takeover laws and the Rights Agreement. Each of GSK and Purchaser has made customary representations and warranties to SKB and Purchaser with respect to, among other matters, organization and qualification, authority, consents and approvals, litigation, information to be included in the Schedule 14D-9, the Offer Documents and any proxy or information statement to be sent to stockholders in connection with the Merger, brokers’ fees, and financing.

As defined in the Merger Agreement, and for purposes of the Offer, “Material Adverse Effect” means any change, effect, event or occurrence that has, or would reasonably be expected to have, a material adverse effect on (i) the business, financial condition, or results of operations of PRAECIS or (ii) the ability of PRAECIS, on or before April 19, 2007, to perform its obligations under the Merger Agreement that are required to be performed on or before April 19, 2007 or to consummate the transactions contemplated by the Merger Agreement to be consummated on or before April 19, 2007; provided, however, that, in the case of clause (i) of this definition only, none of the following shall be deemed to be, and shall not be taken into account in determining whether there has been, a Material Adverse Effect: (A) the fact, in and of itself, of diminishment in PRAECIS’ cash balance or financial investments to the extent resulting from operations not in breach of PRAECIS’ covenants and agreements under the Merger Agreement or (B) any change, effect, event or occurrence to the extent resulting from (1) general changes after the date of the Merger Agreement in capital markets, general economic conditions or the industries in which PRAECIS operates, or any outbreak or escalation after the date of the Merger Agreement of hostilities or war, (2) the announcement, pendency or performance of the Merger Agreement or the transactions contemplated by the Merger Agreement, (3) changes after the date of the Merger Agreement in any laws or regulations or applicable accounting regulations or principles or the interpretations thereof, (4) the incurrence or payment of fees and expenses (including the fees and expenses of Canaccord, counsel and accountants) in connection with (x) the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement or (y) the PRAECIS’ efforts to dispose of Plenaxis®, (5) actions taken by PRAECIS at, and in accordance with, the written direction or request of SKB, or (6) provided that PRAECIS complies in all material respects with its obligations described below under “Plenaxis® Disposition,” the failure of PRAECIS to dispose of its Plenaxis® related assets, unless, in the case of clause (B)(1) or (B)(3) of this definition, such change, effect, event or occurrence has a materially disproportionate effect on PRAECIS compared with other companies operating in the industries in which PRAECIS operates.

The representations and warranties contained in the Merger Agreement have been made by each party to the Merger Agreement solely for the benefit of the other parties, and such representations and warranties should not be relied on by any other person. In addition, such representations and warranties:

•	have been qualified by information set forth in a confidential disclosure schedule exchanged by the parties in connection with signing the Merger Agreement — the information contained in this disclosure schedule modifies, qualifies and creates exceptions to the representations and warranties in the Merger Agreement;

•	will not survive consummation of the Merger and cannot be the basis for any claims under the Merger Agreement by the other party after termination of the Merger Agreement other than claims for willful breach;

•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to the Merger Agreement if those statements turn out to be inaccurate; and

•	were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement.

Covenants

Conduct of Business.  The Merger Agreement obligates PRAECIS, from the date of the Merger Agreement to the earlier of the time when designees of SKB first constitute at least a majority of the board of directors of PRAECIS and the Effective Time, to conduct its operations according to its ordinary and usual course of business consistent with past practice, and to use its reasonable best efforts to preserve intact its business organization. The Merger Agreement also contains specific restrictive covenants as to certain activities of PRAECIS prior to the Effective Time which provide that PRAECIS will not take certain actions without the prior written consent of SKB including, among other things and subject to certain exceptions, amending its certificate of incorporation or bylaws, issuing or selling its securities or granting options, declaring or paying any dividends, reclassifying or redeeming its securities, making material acquisitions or dispositions, entering into, terminating or amending certain material contracts, authorizing or making any capital expenditures, incurring or guaranteeing indebtedness for borrowed money, making any loans or investments, entering into or amending any employment, severance or similar agreements, increasing compensation or adopting new employee benefit plans, accelerating the vesting or payment of compensation under any employee benefit plan, changing accounting principles, making material tax elections inconsistent with those made in prior periods or entering into tax settlements, settling litigation or claims, failing to keep insurance policies in force, or agreeing to take any of the foregoing actions. In addition, PRAECIS has agreed not to knowingly take or knowingly omit to take any action that is reasonably likely to result in any failure of its representations and warranties contained in the Merger Agreement to be true and correct such that the condition described in subparagraph (d) of paragraph 2 of Section 13 — “Conditions of the Offer” would not be satisfied on the Expiration Date.

No Solicitation.  In the Merger Agreement, PRAECIS has agreed not to, and to cause its officers, directors, employees, representatives and agents not to, directly or indirectly, until the Purchase Time initiate, solicit or encourage (including by way of providing information) the submission of any inquiries, proposals or offers that constitute, or may reasonably be expected to lead to, any Acquisition Proposal (as defined below), or to engage in any discussions or negotiations with respect to, or otherwise participate in or facilitate, any Acquisition Proposal. PRAECIS further agreed to terminate any solicitation, encouragement, discussion, or negotiation with any persons with respect to any Acquisition Proposal conducted by it or its representatives prior to the date of the Merger Agreement and to request the return or destruction of all confidential information provided by or on behalf of PRAECIS to such persons.

Notwithstanding the foregoing, PRAECIS may furnish information and participate in discussions or negotiations with any person making a written Acquisition Proposal after the date of the Merger Agreement and before the Purchase Time that the PRAECIS board of directors believes in good faith to be bona fide, if the following conditions are met: (a) a willful breach by PRAECIS of its obligations described under “No Solicitation” has not contributed to the making of the Acquisition Proposal; (b) the PRAECIS board of directors determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal (as defined below); (c) the PRAECIS board of directors determines in good faith, after consultation with its outside counsel, that the failure to take such action would reasonably be deemed a breach of its fiduciary duties to the PRAECIS stockholders under applicable law; and (d) PRAECIS provides notice to SKB before taking such action. However, prior to disclosing any non-public information to any such person, PRAECIS must have previously entered into, or must enter into, a confidentiality agreement containing confidentiality undertakings no less favorable to PRAECIS than the Second Confidentiality Agreement, and PRAECIS has further agreed to promptly provide to SKB any non-public information provided to any such person that was not previously provided to SKB.

The Merger Agreement requires PRAECIS to notify SKB with 24 hours of the receipt of any Acquisition Proposal or indication of interest in making an Acquisition Proposal or any inquiry or request for non-public information (other than requests in the ordinary course of business and unrelated to an Acquisition Proposal) or any inquiry or request for discussion or negotiations regarding any Acquisition Proposal, including the identity of the person making the proposal, indication, request or inquiry and the material terms thereof. The Merger Agreement also requires PRAECIS to keep SKB reasonably informed on a current basis (and in any event within 24 hours after the occurrence of certain events) of the status of any Acquisition Proposal, indication, inquiry or request and any material developments, discussions or negotiations. PRAECIS shall generally not be required, however, to provide to SKB the information described in this paragraph to the extent that doing so would violate the terms of any confidentiality agreement to which PRAECIS was a party on the date of the Merger Agreement. In addition, PRAECIS has agreed to use its reasonable best efforts to enforce the provisions of any standstill or confidentiality agreement to which it is a party and not to terminate, waive or modify such agreements, unless the PRAECIS board of directors determines in good faith, after consultation with its outside counsel, that taking or failing to take such action would reasonably be deemed a breach of its fiduciary duties to the PRAECIS stockholders.

The Merger Agreement provides that, except as described below, PRAECIS may not (i) approve or recommend (or publicly propose to approve or recommend) an Acquisition Proposal, (ii) enter into any merger agreement, letter of intent, agreement in principle or similar agreement relating to an Acquisition Proposal, (iii) exempt any person (other than SKB and its affiliates) from the provisions of Section 203 of the DGCL or any similar takeover laws, or (iv) redeem the Rights or amend or waive the Rights Agreement.

Notwithstanding the provisions described in the immediately preceding paragraph, the PRAECIS board of directors may withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to SKB or Purchaser, its recommendation of the Offer or the Merger in response to a written Acquisition Proposal from a third party that the PRAECIS board of directors believes in good faith to be bona fide, if all of the following conditions are met: (a) PRAECIS has not willfully breached its obligations described under “No Solicitation,” (b) the PRAECIS board of directors concludes in good faith, after consultation with outside counsel and its financial advisors, that the Acquisition Proposal constitutes a Superior Proposal, after taking into account any adjustments to the terms and conditions of the Merger Agreement that may be offered by SKB as described in clause (d) below; (c) PRAECIS has provided at least five business days’ prior written notice of its intention to approve or recommend or accept the Superior Proposal and the material terms of the Superior Proposal; and (d) during such five business day period, PRAECIS negotiates in good faith with SKB to make such adjustments in the terms and conditions of the Merger Agreement so that the Superior Proposal ceases to constitute a Superior Proposal (provided that, in the event of any material revisions to the terms of the Superior Proposal after the start of such five business day period, PRAECIS must deliver a new written notice to SKB, which will trigger a new five business day period of negotiations).

In addition, PRAECIS may terminate the Agreement to enter into a definitive agreement with respect to such Superior Proposal (and concurrently exempt any person from the provisions of Section 203 of the DGCL or similar takeover laws or redeem the Rights or amend or waive the Rights Agreement) if all of the conditions described in clauses (a), (b), (c) and (d) of the immediately preceding paragraph are satisfied and, substantially concurrently with such termination, PRAECIS pays the Termination Fee (as described under “Fees and Expenses” below) and enters into a definitive agreement with respect to the Superior Proposal.

Under the Merger Agreement: “Acquisition Proposal” means any offer or proposal, or any indication of interest in making an offer or proposal, made or renewed by a person or group at any time after the date of the Merger Agreement which is structured to permit such person or group to acquire beneficial ownership of at least 15 percent of the assets of, equity interest in, or businesses of, PRAECIS pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or similar transaction, including any single or multi-step transaction or series of related transactions, in each case other than the Merger; and “Superior Proposal” means any bona fide Acquisition Proposal (except the references to “15 percent” shall be replaced by “50 percent”) made in writing after the date of the Merger Agreement that (x) includes per-Share consideration that is greater than the Offer Price (including, only if the per-Share consideration is not all cash, a determination by the PRAECIS board of directors in good faith to such effect) and is otherwise on terms that the PRAECIS board of directors has determined in its good faith judgment (after consultation with its financial advisor and outside counsel and after taking into account all legal, financial, regulatory and other aspects of the proposal, including the financing terms thereof) is superior from a financial point of view to the Merger Agreement, and (y) which the PRAECIS board of directors has determined in good faith (after consultation with its financial advisor and outside counsel and after taking into account all legal, financial, regulatory and other aspects of the proposal) is reasonably capable of being consummated within a reasonable period of time.

Employee Matters.  The Merger Agreement provides that prior to the Effective Time, PRAECIS will, and after the Effective Time, SKB will cause the surviving corporation to, honor in accordance with their terms certain existing employment and severance agreements between PRAECIS and any officer, director or employee of PRAECIS.

In the Merger Agreement, SKB and Purchaser have agreed with PRAECIS that from the Effective Time to the first anniversary thereof, SKB will cause the surviving corporation to maintain for the individuals employed by PRAECIS at the Effective Time (“Current Employees”), compensation and benefits that are at least as favorable in the aggregate to the compensation and benefits maintained for and provided to Current Employees immediately prior to the Effective Time (excluding equity-based compensation). Services rendered by Current Employees to PRAECIS prior to the Effective Time will be taken into account by SKB and the surviving corporation in the same manner as such services were taken into account by PRAECIS for vesting and eligibility purposes, including for accrual purposes with respect only to vacation and severance, under employee benefit plans of SKB and the surviving corporation.

The Merger Agreement further provides that the foregoing obligations shall not prevent the amendment or termination of any employee benefit plan of PRAECIS or limit the right of SKB, the surviving corporation or any of their subsidiaries to terminate the employment of any Current Employees, and that the applicable provisions of the Merger Agreement are not intended to confer on any person other than the parties to the Merger Agreement any rights or remedies.

Indemnification and Insurance.  In the Merger Agreement, SKB and Purchaser have agreed that the certificate of incorporation and bylaws of the surviving corporation in the Merger will contain provisions no less favorable with respect to indemnification and exculpation from liabilities of the present or former directors, officers, employees and agents of PRAECIS than those in effect as of the date of the Merger Agreement. The Merger Agreement also provides that, from and after the Purchase Time, PRAECIS shall (and from and after the Effective Time, the surviving corporation shall), and SKB shall cause PRAECIS and the surviving corporation to, indemnify each present (as of the Effective Time) and former officer and director of PRAECIS against all claims, losses, liabilities, damages, judgments, inquiries, fines, amounts paid in settlement, and reasonable fees, costs and expenses, incurred in connection with any proceeding arising out of the fact that such person is or was an officer, director, employee, fiduciary or agent of PRAECIS, to the fullest extent PRAECIS is permitted to do so under applicable law and its certificate of incorporation or bylaws as in effect on the date of the Merger Agreement. In the event of any such proceeding, each such indemnified person will be entitled to advancement of expenses incurred in the defense of the proceeding from PRAECIS or the surviving corporation, as applicable, to the same extent such persons had the right to advancement of expenses from PRAECIS as of the date of the Merger Agreement pursuant to PRAECIS’ certificate of incorporation and bylaws, and SKB shall cause PRAECIS and the surviving corporation to provide such advancement of expenses.

The Merger Agreement further provides that PRAECIS shall purchase by the Purchase Time, and SKB will cause the surviving corporation to maintain, for a period of at least six years after the Effective Time, tail policies to PRAECIS’ directors’ and officers’ liability insurance policies as in effect on the date of the Merger Agreement, at least as protective to such directors and officers as the coverage provided by PRAECIS’ directors’ and officers’ liability insurance policies as of the date of the Merger Agreement. Under the terms of the Merger Agreement, such insurance coverage is required to be maintained only to the extent that the coverage can be maintained at an aggregate cost of not greater than 300 percent of the current annual premium for the PRAECIS’ directors’ and officers’ liability insurance policies.

Reasonable Best Efforts.  The Merger Agreement provides that, subject to its terms and conditions, each of PRAECIS, Purchaser and SKB will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement. However, this obligation does not require SKB or Purchaser to keep the Offer open beyond the Expiration Date. Pursuant to the Merger Agreement, the parties will, to the extent required, make filings under the HSR Act or antitrust or competition laws of jurisdictions other than the United States or investment laws relating to foreign ownership and take other actions necessary to obtain any consents, approvals or clearances required in connection with the transactions contemplated by the Merger Agreement.

In the event that any proceeding is instituted challenging any transaction contemplated by the Merger Agreement, each of SKB, Purchaser and PRAECIS is required by the Merger Agreement to use reasonable best efforts to contest such action and have lifted any judgment or order that prevents or restricts the consummation of the transactions. However, none of SKB, Purchaser or their affiliates will be required to agree to limit any rights of ownership of any securities, or to divest or hold separate any securities or assets, or to limit in any manner that is not de minimis their ability to own and control their businesses, assets or properties or those of PRAECIS.

Takeover Laws.  PRAECIS has agreed to take, upon the request of SKB or Purchaser, all reasonable steps to exclude the applicability of, or to assist in any challenge by SKB or Purchaser to the validity, or applicability to the Offer, the Merger or any other transaction contemplated by the Merger Agreement of, any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other anti-takeover laws.

Notification of Certain Matters.  PRAECIS has agreed to give prompt notice to SKB, and SKB has agreed to give prompt notice to PRAECIS, upon obtaining knowledge of the occurrence or non-occurrence of any event which is likely to cause any representation or warranty to be untrue or inaccurate in any material respect if made as of any time at or prior to the Expiration Date or to result in any material failure of such party to comply with any covenant, condition or agreement to be complied with, including any offer condition. The delivery of any notice will not cure any breach of any representation or warranty requiring disclosure or otherwise affect the remedies available to the party receiving such notice.

Approval of Compensation Actions.  The Merger Agreement provides that, prior to the Expiration Date, the compensation committee of the PRAECIS board of directors shall take all such actions as may be required to approve, as an employment compensation, severance or other employee benefit arrangement, certain compensation actions (including any granting by PRAECIS to any of its present or former directors, officers or employees of any increase in compensation or benefits or any right to receive any severance or termination compensation or benefit; or any entry by PRAECIS into any employment, consulting, indemnification, termination, change of control, non-competition or severance agreement or arrangement with any present or former director, officer or employee, or any amendment to or adoption of any employee benefit plan), to the extent taken after January 1, 2006 and not so approved before the Expiration Date.

Plenaxis® Disposition.  PRAECIS has agreed to use its reasonable best efforts to take such actions as SKB or Purchaser may reasonably request or direct in writing with respect to the disposition of PRAECIS’ Plenaxis® related assets, except that PRAECIS will not be required to pay any significant consideration or incur any significant obligations or liabilities or to waive any significant right, prior to the Purchase Time. In addition, PRAECIS has agreed to consult with SKB in connection with any such disposition, including before agreeing to undertake, assume or retain any significant liability or obligation in connection with any such disposition.

Conditions to Consummation of the Merger.  Pursuant to the Merger Agreement, the respective obligations of SKB, Purchaser and PRAECIS to consummate the Merger are subject to the satisfaction or waiver, where permissible, at or prior to the Effective Time, of the following conditions: (a) unless the Merger is consummated as a short-form merger, the agreement of merger contained in the Merger Agreement shall have been adopted by the affirmative vote of holders of at least a majority in combined voting power of the outstanding Shares, (b) no order, injunction or decree issued by any governmental entity of competent jurisdiction or other legal restraint preventing the consummation of the Merger or any other transaction contemplated by the Merger Agreement shall be in effect, and no statute, regulation, order or injunction shall have been enacted or enforced by any governmental entity that prohibits or makes illegal the Merger, and (c) Purchaser shall have accepted for purchase Shares tendered (and not withdrawn) pursuant to the Offer. SKB and Purchaser have agreed pursuant to the Merger Agreement that all Shares acquired pursuant to the Offer or otherwise owned by GSK, SKB, or Purchaser or their controlled affiliates will be voted in favor of the Merger.

Termination.  The Merger Agreement provides that it may be terminated, and the Merger may be abandoned (in which case Purchaser will also be entitled to terminate the Offer):

(a) at any time prior to the Effective Time, by mutual written consent of SKB and PRAECIS;

(b) at any time prior to the Effective Time, by SKB or PRAECIS, if any governmental entity issues an order, decree or ruling or takes any other action prohibiting the Offer or the Merger, and such order, decree, ruling or other action has become final and nonappealable;

(c) at any time prior to the Purchase Time, by PRAECIS if (i) Purchaser fails to commence the Offer in violation of the Merger Agreement, or (ii) the close of business on April 19, 2007 has occurred and Purchaser has not accepted for payment and paid for Shares pursuant to the Offer, or (iii) the Offer expires or is terminated without Purchaser having purchased any Shares pursuant to the Offer, or (iv) Purchaser fails to purchase validly tendered Shares pursuant to the Offer in violation of the terms of the Merger Agreement; provided, that PRAECIS may not terminate the Merger Agreement under the circumstances describe in clause (ii) or (iii) of this subparagraph (c) if any of those circumstances directly or indirectly resulted from or was caused by PRAECIS’ failure to perform any of its obligations under the Merger Agreement or the failure of the condition to the Offer described in subparagraph (d) of paragraph 2 of Section 13 — “Conditions to the Offer” to be satisfied;

(d) at any time prior to the Purchase Time, by PRAECIS, if all of the following conditions are satisfied: (i) PRAECIS has not willfully breached its obligations described above under “No Solicitation”; (ii) PRAECIS has received a written Acquisition Proposal from a third party that the board of directors of PRAECIS believes in good faith to be bona fide and which the board concludes in good faith, after consultation with outside counsel and its financial advisors, constitutes a Superior Proposal, after taking into account any adjustments to the terms and conditions of the Merger Agreement that may be offered by SKB as described in clause (iv) below; (iii) PRAECIS has provided at least five business days’ prior written notice of its intention to approve or recommend or accept the Superior Proposal and the material terms of the Superior Proposal; (iv) during such five business day period, PRAECIS has negotiated in good faith with SKB to make such adjustments in the terms and conditions of the Merger Agreement so that the Superior Proposal ceases to constitute a Superior Proposal (provided that, in the event of any material revisions to the terms of the Superior Proposal after the start of such five business day period, PRAECIS must deliver a new written notice to SKB, which will trigger a new five business day period of negotiations); and (v) substantially concurrently with such termination, PRAECIS pays the Termination Fee (as described under “Fees and Expenses” below) and enters into a definitive agreement with respect to the Superior Proposal;

(e) at any time prior to the Purchase Time, by SKB if, due to a failure of any of the conditions to the Offer described in Section 13 — “Conditions of the Offer” to be satisfied at any scheduled expiration of the Offer, (i) the Offer (as it may be extended from time to time) expires or is terminated without Purchaser having purchased any Shares pursuant to the Offer, or (ii) the close of business on April 19, 2007 has occurred and Purchaser has not accepted Shares for payment pursuant to the Offer; provided, that if the sole unsatisfied condition to the Offer results from PRAECIS’ breach or failure to comply in any material respect with any of its obligations, covenants or agreements under the Merger Agreement or the failure of PRAECIS’ representations and warranties to be true and correct under the relevant materiality standards provided in the

Merger Agreement, then SKB may terminate the Merger Agreement only if the breach or failure to perform or comply is not capable of being cured within 25 days following notice to PRAECIS or, if capable of being cured within that period, has not been so cured; provided, further, that SKB may not terminate the Merger Agreement under this subparagraph (e) if SKB’s or Purchaser’s breach of the Merger Agreement, directly or indirectly, caused or resulted in the failure of any of the conditions to the Offer set forth in Section 13 — “Conditions of the Offer” to be satisfied or the failure of SKB to have accepted Shares for payment pursuant to the Offer;

(f) at any time prior to the Purchase Time, by SKB if (i) the board of directors of PRAECIS withdraws, modifies or qualifies, in a manner adverse to SKB or Purchaser, its recommendation of the Offer, or proposes publicly to do so, (ii) PRAECIS willfully breaches any of its obligations described above under “No Solicitation,” or (iii) any person or group becomes the beneficial owner of 15 percent or more of the outstanding Shares.

Fees and Expenses.  Except as described below with respect to the Termination Fee, each party will bear its own expenses in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer, other than expenses incurred in connection with the mailing of the Offer Documents, the Schedule 14D-9 and any proxy statement or information statement relating to the Merger, which will be shared equally between SKB and PRAECIS.

In the event that the Merger Agreement is terminated under the circumstances described in subparagraph (d) or subparagraph (f) under “Termination” above, PRAECIS has agreed to pay SKB a termination fee of $2,700,000 (the “Termination Fee”). PRAECIS has also agreed to pay SKB the Termination Fee if (1) the Merger Agreement is terminated under the circumstances described in subparagraph (e) under “Termination” above as a result of either (x) PRAECIS’ breach or failure to comply in any material respect with any of its obligations, covenants or agreements under the Merger Agreement or (y) a failure of the Minimum Tender Condition to be satisfied at the scheduled expiration of the Offer, and (2) at any time on or after the date of the Merger Agreement and before such termination, an Acquisition Proposal has been made to the PRAECIS board of directors or to PRAECIS or has been publicly announced and not irrevocably withdrawn, or any person has publicly announced (and not irrevocably withdrawn) an intention to make an Acquisition Proposal, and (3) within 12 months after the date of such termination, PRAECIS consummates any transaction specified in the definition of Acquisition Proposal (provided that, for this purpose, references in the definition of Acquisition Proposal to 15 percent will be replaced by 50 percent). If SKB would be entitled to terminate the Agreement and receive the Termination Fee, then the right to terminate and receive the Termination Fee will be the exclusive remedy of SKB and Purchaser in respect of any breach of PRAECIS’ covenants, agreements or representations and warranties under the Merger Agreement, other than a willful breach of those covenants or agreements.

Amendment.  The Merger Agreement may be amended by the parties at any time before the Effective Time (subject, in the case of PRAECIS to certain actions requiring the approval of the Continuing Directors or independent directors as described under “Directors” above), whether before or after adoption of the Merger Agreement by the stockholders of PRAECIS, but (a) after Purchaser purchases Shares pursuant to the Offer, no amendment may be made that decreases the Merger Consideration, and (b) after adoption of the Merger Agreement by the PRAECIS stockholders, no amendment may be made which by law or stock exchange rule requires the further approval of the PRAECIS stockholders without such approval.

Waiver.  At any time prior to the Effective Time, any party to the Merger Agreement (subject, in the case of PRAECIS, to certain actions requiring the approval of the Continuing Directors or independent directors, as described under “Directors” above) may extend the time for performance for any of the acts of the other parties, waive any inaccuracies in the representations and warranties contained in the Merger Agreement, and, subject to the requirements of applicable law, waive compliance by the other parties with any of the agreements or conditions contained in the Merger Agreement, except that the Minimum Tender Condition may be waived by Purchaser only with the prior written consent of PRAECIS.

First Confidentiality Agreement.  PRAECIS and SKB entered into the First Confidentiality Agreement on October 18, 2005. As a condition to being furnished Confidential Information (as defined in the First Confidentiality Agreement) of the other party, in the First Confidentiality Agreement, each of SKB and PRAECIS agreed, among other things, to keep such Confidential Information confidential and to use it only in connection with evaluating a business relationship between PRAECIS and SKB relating to PRAECIS’ drug discovery technology, DirectSelecttm, and/or PRAECIS’ S1P research program. The foregoing summary is qualified in its entirety by reference to the complete text of the First Confidentiality Agreement, which is filed as Exhibit (d)(2) to the Schedule TO and is incorporated herein by reference.

Second Confidentiality Agreement.  On November 10, 2006, SKB and PRAECIS entered into the Second Confidentiality Agreement. As a condition to being furnished certain information to be furnished by PRAECIS, SKB agreed (subject to limited exceptions) to keep such information confidential for a period of five years from the date of the Second Confidentiality Agreement unless otherwise required by law and not to use such information for any purpose other than in connection with evaluating a potential transaction with PRAECIS. SKB also agreed, among other things, that for a period of six months after the date of the Second Confidentiality Agreement SKB will not, directly or indirectly, alone or in concert with others, acquire or propose to acquire any additional Shares, participate in any solicitation of proxies to vote any securities of PRAECIS, offer or propose any extraordinary transaction involving control of PRAECIS, or make any communication that would require public announcement by PRAECIS with respect to any of the foregoing, except that these restrictions cease to apply in the event any third party takes any such actions. PRAECIS has consented, for purposes of the Second Confidentiality Agreement, to SKB or Purchaser making any offer or proposal and taking any other actions in accordance with the Merger Agreement. SKB further agreed that, for a period of one year from the date of the Second Confidentiality Agreement, subject to specified exceptions, it would not offer to hire or hire any person currently or formerly employed by PRAECIS with whom SKB has had contact during the period of its investigation of PRAECIS as a result of the disclosure of confidential information pursuant to the agreement. The foregoing summary is qualified in its entirety by reference to the complete text of the Second Confidentiality Agreement, which is filed as Exhibit (d)(3) to the Schedule TO and is incorporated herein by reference.

Effects of Inability to Consummate the Merger.  If, following the consummation of the Offer, the Merger is not consummated for any reason (see — “The Merger Agreement — Conditions to Consummation of the Merger”), GSK, which owns 100 percent of the common stock of Purchaser, will indirectly control the number of Shares acquired by Purchaser pursuant to the Offer, as well as any other Shares held by GSK or its subsidiaries. Under the Merger Agreement, promptly following payment by Purchaser for Shares purchased pursuant to the Offer, and from time to time thereafter, subject to Section 14(f) of the Exchange Act and applicable Nasdaq rules and regulations regarding director independence, PRAECIS has agreed to take all actions necessary to cause a pro rata portion (based on the percentage of outstanding shares acquired by Purchaser) of the directors of PRAECIS to consist of persons designated by Purchaser (see “The Merger Agreement — Directors”). As a result of its ownership of such Shares and right to designate nominees for election to the board of directors of PRAECIS (assuming no waiver of the Minimum Tender Condition, which would require consent by PRAECIS), GSK indirectly will be able to control decisions of the board of directors of PRAECIS and the decisions of Purchaser as a stockholder of PRAECIS. This concentration of control in one stockholder may adversely affect the market value of the Shares.

If GSK controls more than 50 percent of the outstanding Shares following the consummation of the Offer but the Merger is not consummated, stockholders of PRAECIS, other than those affiliated with GSK, will lack sufficient voting power to elect directors or to cause other actions to be taken which require majority approval.

12.	Source and Amount of Funds

GSK, the parent company of Purchaser, will (or will cause SKB to) provide Purchaser with sufficient funds to pay for all Shares accepted for payment in the Offer or to be acquired in the Merger. GSK estimates that the total amount of funds necessary to purchase all outstanding shares of PRAECIS pursuant to the Offer and the Merger will be approximately $55 million, which will be used to pay stockholders of PRAECIS and holders of PRAECIS’ other equity-based interests and to pay customary fees and expenses in connection with the Offer and the Merger and the related transactions. GSK expects to fund all these payments through a loan from GSK to Purchaser, which GSK will provide from cash on hand and/or cash generated from general corporate activities. The Offer is not conditioned upon any financing arrangements.

13.	Conditions of the Offer

1. Notwithstanding any other provision of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered in connection with the Offer and, subject to the terms of the Merger Agreement, may terminate or amend the Offer, unless, immediately prior to the Expiration Date: (a) there shall have been validly tendered in the Offer and not properly withdrawn that number of Shares which, together with the number of Shares, if any, then owned beneficially by GSK, SKB, Purchaser or their controlled affiliates, constitutes at least a majority of the total number of then-outstanding Shares on a fully diluted basis (which shall mean, as of any time, the number of Shares outstanding, together with all Shares (if any) which PRAECIS would be required to issue (after giving effect to Sections 3.2(a) and 3.2(b) of the Merger

Agreement, which are described above under “The Merger Agreement — Treatment of Options and the ESPP” in Section 11 — “Purpose of the Offer and Plans for PRAECIS; Merger Agreement”) pursuant to any then outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into Shares or otherwise, but only to the extent then exercisable, other than potential dilution attributable to the Rights) on the date Shares are accepted for payment (the “Minimum Tender Condition”); and (b) the applicable waiting period under the HSR Act in respect of the transactions contemplated by the Merger Agreement, if any, shall have expired or been terminated, and any required approvals or consents in respect of the transactions contemplated by the Merger Agreement shall have been obtained under any applicable antitrust or competition laws of jurisdictions other than the United States or investment laws relating to foreign ownership (and any applicable waiting periods thereunder have expired or been terminated).

2. Additionally, notwithstanding any other provision of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered in connection with the Offer and, subject to the terms of the Merger Agreement, may terminate or amend the Offer if any of the following conditions exist:

(a) there shall have been any federal, state, local or foreign statute, law, ordinance, rule, regulation, legal requirement, decree, judgment, order or injunction, promulgated, enacted, entered, enforced, issued or amended by any governmental entity that would, or is reasonably likely, directly or indirectly, to: (i) restrain, enjoin or otherwise prohibit the making or consummation of the Offer or the Merger or the transactions contemplated by Article III of the Merger Agreement; (ii) impose material limitations on the ability of SKB, Purchaser or any of their respective subsidiaries or affiliates to acquire or hold, transfer or dispose of, or effectively to exercise all rights of ownership of, some or all of the Shares including the right to vote the Shares purchased by it pursuant to the Offer on an equal basis with all other Shares on all matters properly presented to the stockholders of PRAECIS; or (iii) require, or condition any approval on, the divestiture by SKB, Purchaser or any of their respective subsidiaries or affiliates of any Shares, or require Purchaser, SKB, PRAECIS, or any of their respective subsidiaries or affiliates to take, or condition any approval on, any of the actions referred to in clauses (i) and (ii) of Section 6.6(e) of the Merger Agreement (which are (x) to limit in any manner whatsoever or not to exercise any rights of ownership of any securities (including the Shares), or to divest, dispose of or hold separate any securities or all or a portion of their respective businesses, assets or properties or of the business, assets or properties of PRAECIS or (y) to limit in any manner that is not de minimis the ability of SKB, Purchaser or their affiliates to conduct, own, operate or control any of their respective businesses, assets or properties or of the businesses, properties or assets of PRAECIS), except as expressly provided therein;

(b) there shall be pending or threatened (and such threat shall not have been withdrawn), any action, proceeding or counterclaim by any governmental entity challenging the making or consummation of the Offer or the Merger or seeking, directly or indirectly, to result in any of the consequences referred to in clauses (i) through (iii) of subparagraph (a) of this paragraph 2;

(c) after the date of the Merger Agreement, any Material Adverse Effect shall have occurred;

(d) (i) PRAECIS shall have breached or failed to comply in any material respect with any of its obligations, covenants, or agreements under the Merger Agreement or (ii) any representation or warranty of PRAECIS contained in the Merger Agreement shall not be true and correct; provided, that, for purposes of this clause (d): (A) all such representations and warranties (other than the representations and warranties contained in (1) the last sentence of Section 4.7(a) of the Merger Agreement (relating to Commission reports not containing any misrepresentation), (2) Section 4.7(b) of the Merger Agreement (relating to financial statements), (3) Section 4.8(b) of the Merger Agreement (relating to the absence of any Material Adverse Effect), (4) the first two sentences of Section 4.15(a) of the Merger Agreement (relating to the Schedule 14D-9 and information provided for inclusion in the Offer not containing any misrepresentation), and (5) the first sentence of Section 4.15(b) of the Merger Agreement (relating to the proxy statement and related materials for the Merger not containing any misrepresentation)) shall be interpreted without giving effect to the words “materially” or “material” or to any qualification based on such terms or based on the defined term “Material Adverse Effect”; (B) any such representation or warranty contained in Section 4.1(c) of the Merger Agreement (relating to the composition of the compensation committee of the PRAECIS board of directors) or Section 4.3 of the Merger Agreement (relating to capitalization) shall be deemed untrue if it shall fail to be true and correct in all but de minimis respects, and any such representation or warranty described in the parenthetical in clause (A) above shall be deemed untrue if it shall fail to be true and correct in all respects; and (C) any such representation or warranty (other than any representation or warranty referred to in clause (B) above) shall be deemed untrue if such representation or warranty shall fail to be true and correct in all respects except where the failure of all such representations and warranties to be true and correct has not had and would not have, individually or in the aggregate, a Material Adverse Effect; in each case at any scheduled expiration of the Offer (except for any representation or warranty that is expressly made as of a specified date, in which case as of such specified date); or

(e) the Merger Agreement shall have been terminated pursuant to its terms or shall have been amended pursuant to its terms to provide for such termination or amendment of the Offer;

which, in the reasonable judgment of SKB or Purchaser, in any case, makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for Shares.

The foregoing conditions are for the benefit of SKB and Purchaser and, regardless of the circumstances, may be asserted by SKB or Purchaser in whole or in part at any applicable time or from time to time prior to the Expiration Date, except that the conditions relating to receipt of any approvals from any governmental entity may be asserted at any time prior to the acceptance for payment of Shares, and all conditions (except for the Minimum Tender Condition, which may not be waived without the prior written consent of PRAECIS) may be waived by SKB or Purchaser in its discretion in whole or in part at any applicable time or from time to time, in each case subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the Commission. The failure of SKB or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

14.	Dividends and Distributions

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, PRAECIS shall not, and shall not permit any of its subsidiaries to, without the prior consent of SKB, declare, set aside, make or pay any dividends or any other distribution (whether in cash, stock, property or otherwise) with respect to any of its capital stock. See Section 11 — “Purpose of the Offer and Plans for PRAECIS; Merger Agreement — The Merger Agreement — Covenants.”

15.	Certain Legal Matters

General.  Except as otherwise set forth in this Offer to Purchase, based on GSK’s and Purchaser’s review of publicly available filings by PRAECIS with the Commission and other information regarding PRAECIS, GSK and Purchaser are not aware of any licenses or other regulatory permits which appear to be material to the business of PRAECIS and which might be adversely affected by the acquisition of Shares by Purchaser, SKB or GSK pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by Purchaser, SKB or GSK pursuant to the Offer. In addition, except as set forth below, GSK and Purchaser are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for GSK’s, SKB’s and Purchaser’s acquisition or ownership of the Shares. Should any such approval or other action be required, GSK and Purchaser currently expect that such approval or action, except as described below under “State Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to PRAECIS’ or GSK’s business or that certain parts of PRAECIS’ or GSK’s business might not have to be disposed of or held separate. In such an event, we may not be required to purchase any Shares in the Offer. See Section 13 — “Conditions of the Offer.”

Antitrust Compliance.  Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. GSK and Purchaser believe that the requirements of the HSR Act do not apply to the acquisition of Shares in the Offer and the Merger.

If such provisions were applicable to the Offer, the purchase of Shares in the Offer could not be completed until the expiration of a 15 calendar day waiting period following the filing by GSK, as the ultimate parent entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If within the 15 calendar day waiting period either the FTC or the Antitrust Division were to issue a request for additional documentary material or information (a “Second Request”), the waiting period with respect to the Offer would be extended until ten calendar days following the date of substantial compliance by GSK with that request, unless the FTC or the Antitrust Division terminated the additional waiting period before its expiration. After the expiration of the ten calendar day waiting period, the waiting period could be extended only by court order or with consent of GSK. In practice, complying with a Second Request can take a significant period of time. If the requirements of the HSR Act applied to the Offer and the HSR Act waiting period expired or was terminated, completion of the Merger would not require an additional filing under the HSR Act if Purchaser owns more than 50 percent of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expired or was terminated.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser’s proposed acquisition of PRAECIS. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Purchaser, PRAECIS, or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 13 — “Conditions of the Offer.”

Other Foreign Laws.  It is a condition to Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer that any required approvals or consents in respect of the transactions contemplated by the Merger Agreement shall have been obtained under any applicable antitrust or other competition laws of jurisdictions other than the United States or investment laws relating to foreign ownership (“Foreign Antitrust Laws”), and that any applicable waiting periods thereunder have expired or been terminated. Purchaser is not aware, and PRAECIS has advised Purchaser that it is not aware, of any Foreign Antitrust Laws that are applicable to the Offer or the Merger. If any Foreign Antitrust Laws are applicable to the Offer or the Merger, PRAECIS and Purchaser intend to promptly make any filings required thereunder and, subject to the terms and conditions of the Merger Agreement, take such other actions to enable consummation of the Offer and the Merger.

Stockholder Approval.  PRAECIS has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by PRAECIS and the consummation by PRAECIS of the transactions contemplated by the Merger Agreement have been duly and validly authorized by all necessary corporate action of PRAECIS, and that no other corporate proceedings on the part of PRAECIS are necessary to authorize the Merger Agreement or to consummate the transactions so contemplated, other than the adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in the Merger Agreement by the holders of at least a majority in voting interest of the outstanding Shares prior to the consummation of the Merger. As described below, such approval is not required if the Merger is consummated pursuant to the short-form merger provisions of the DGCL. According to PRAECIS’ certificate of incorporation, the Shares are the only securities of PRAECIS that entitle the holders thereof to voting rights. If following the purchase of Shares by Purchaser pursuant to the Offer, Purchaser and its affiliates own more than a majority of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other stockholder of PRAECIS. SKB and Purchaser have agreed pursuant to the Merger Agreement that all Shares acquired pursuant to the Offer or otherwise owned by GSK, SKB or Purchaser or their controlled affiliates will be voted in favor of the Merger.

Short-Form Merger.  The DGCL provides that if a parent company owns at least 90 percent of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer, the top-up option or otherwise, Purchaser directly or indirectly owns at least 90 percent of the Shares, SKB could, and (subject to the satisfaction of waiver of the conditions to its obligations to effect the Merger contained in the Merger Agreement) is obligated under the Merger Agreement to effect the Merger without prior notice to, or any action by, any other stockholder of PRAECIS if permitted to do so under the DGCL. Even if GSK and Purchaser do not own 90 percent of the outstanding Shares following consummation of the Offer, GSK and Purchaser could seek to purchase additional Shares in the open market, from PRAECIS or otherwise in order to reach the 90 percent threshold and effect a short-form merger. The consideration per Share paid for any Shares so acquired, other than Shares acquired pursuant to the top-up option, may be greater or less than that paid in the Offer.

State Takeover Laws.  A number of states (including Delaware, where PRAECIS is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. To the extent that certain provisions of certain of these state takeover statutes purport to apply to the Offer or the Merger, Purchaser believes that such laws conflict with federal law and constitute an unconstitutional burden on interstate commerce.

As a Delaware corporation, PRAECIS is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15 percent or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3 percent of the outstanding voting stock of the corporation not owned by the interested stockholder.

PRAECIS has represented to us in the Merger Agreement that its board of directors (at a meeting or meetings duly called and held) has its board of directors has approved, for purposes of Section 203 of the DGCL, the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and irrevocably resolved to elect, to the extent permitted by law, for PRAECIS not to be subject to any anti-takeover laws. Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 13 — “Conditions of the Offer.”

Appraisal Rights.  No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of the holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Shares held by such holder.

Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the per share price to be paid in the Merger. Moreover, PRAECIS may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer and the Merger.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of

Delaware law which will be set forth in their entirety in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

“Going Private” Transactions.  Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if (a) the Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (b) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither GSK nor Purchaser believes that Rule 13e-3 will be applicable to the Merger.

16.	Fees and Expenses

Purchaser has retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

17.	Miscellaneous

We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state.

Purchaser and GSK have filed with the Commission the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the Commission in the manner set forth in Section 8 under “Available Information.”

No person has been authorized to give any information or make any representation on behalf of GSK or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of GSK, SKB, Purchaser, PRAECIS or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

Pilgrim Acquisition Corporation

January 9, 2007

SCHEDULE A

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND
THE EXECUTIVE OFFICERS OF GSK AND PURCHASER

GSK

Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of GSK. Except as otherwise noted, positions specified are positions with GSK.

Principal Occupation or
Name	Business Address	Employment	Citizenship

Board of Directors
Dr. Jean-Pierre Garnier	One Franklin Plaza Philadelphia, PA 19102	Chief Executive Officer since January 2001	French/USA
Julian Heslop	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Financial Officer since April 2005; prior thereto Senior Vice President, Operations Controller since January 2001	British
Dr. Moncef Slaoui	709 Swedeland Road King of Prussia, PA 19406	Chairman, Research & Development since June 2006; prior thereto Senior Vice President, Worldwide Business Development — R&D since May 2003; prior thereto Senior Vice President, Business & New Product Development since March 2001	Belgian/Moroccan
Sir Christopher Gent	980 Great West Road Brentford Middlesex, England TW8 9GS	Non-Executive Chairman for GSK since January 2005, board member since June 2004; formerly Chief Executive Officer of Vodaphone Group plc from 1997 to 2003; Non-Executive Director of Lehman Brothers Holdings Inc. since 2003 and Ferrari SpA since April 2006	British
Lawrence Culp	980 Great West Road Brentford Middlesex, England TW8 9GS	President and Chief Executive Officer of Danaher Corporation since 2001	USA
Sir Crispin Davis	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Executive of Reed Elsevier PLC since 1999	British
Tom de Swaan	980 Great West Road Brentford Middlesex, England TW8 9GS	Non-Executive Director of the Financial Services Authority since 2001; member of the managing board and Chief Financial Officer of ABN AMRO from 1999 to May 2006	Dutch
Sir Deryck Maughan	980 Great West Road Brentford Middlesex, England TW8 9GS	Managing Director of Kohlberg Kravis Roberts & Co. (KKR) and Chairman of KKR Asia since October 2005; Vice Chairman of Citigroup from 1998 to 2004; Non-Executive Director of Reuters Group since September 2005	British
Dr. Daniel Podolsky	980 Great West Road Brentford Middlesex, England TW8 9GS	Mallinckrodt Professor of Medicine and Chief of Gastroenterology at Massachusetts General Hospital and Harvard Medical School since 1998 and 1989, respectively, and Chief Academic Officer of Partners HealthCare System since 2005	USA

Principal Occupation or
Name	Business Address	Employment	Citizenship

Sir Ian Prosser	980 Great West Road Brentford Middlesex, England TW8 9GS	Non-Executive Deputy Chairman of BP plc since 1999 and Non-Executive Director of Sara Lee Corporation since 2004; formerly Chairman of Intercontinental Hotels Group PLC (retired in 2003)	British
Dr. Ronaldo Schmitz	980 Great West Road Brentford Middlesex, England TW8 9GS	Non-Executive Director of Legal & General Group plc since 2000 and a member of the boards of directors of Rohm and Haas Company since 1992 and Cabot Corporation since 2001	German
Sir Robert Wilson	980 Great West Road Brentford Middlesex, England TW8 9GS	Non-Executive Chairman of BG Group plc since 2004 and the Economist Group since 2003; Executive Chairman of Rio Tinto plc from 1997 to 2003	British

Executive Officers
Dr. Jean-Pierre Garnier	One Franklin Plaza Philadelphia, PA 19102	Chief Executive Officer since January 2001	French/USA
Julian Heslop	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Financial Officer since April 2005; prior thereto Senior Vice President, Operations Controller since January 2001	British
Rupert Bondy	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President and General Counsel since June 2001	British
Ford Calhoun	One Franklin Plaza Philadelphia, PA 19102	Chief Information Officer since January 2001	USA
John Clarke	One Franklin Plaza Philadelphia, PA 19102	President, Consumer Healthcare since February 2006; President, Futures Group, Consumer Healthcare since January 2004; prior thereto President, Consumer Healthcare Europe from 1998 to 2003	New Zealand
Marc Dunoyer	GSK Building 6-15, Sendagaya 4 chome, Shibuya-ku Tokyo 151-8566	President, Pharmaceuticals Japan since March 2003; prior thereto Senior Vice President and Regional Director, Japan since March 2000	French
Russell Greig	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Pharmaceuticals International since March 2003; prior thereto Senior Vice President, Worldwide Business Development for R&D since January 2000	British
Duncan Learmouth	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Corporate Communication and Global Community Partnerships since July 2006; prior thereto Vice President, Investor Relations & Competitive Excellence since February 2006; prior thereto, Vice President, Global Investor Relations since June 2005; prior thereto Vice President, Investor Relations since November 2001	British
Daniel Phelan	One Franklin Plaza Philadelphia, PA 19201	Senior Vice President, Human Resources since January 2001	USA

Principal Occupation or
Name	Business Address	Employment	Citizenship

David Pulman	Five Moore Drive PO Box 133 98 Research Triangle Park North Carolina 27709	President, Global Manufacturing and Supply since December 2002; prior thereto Senior Vice President, Strategy and Logistics and North American Supply since August 2002; prior thereto Senior Vice President, Europe GMS since January 2001	British
Dr. Moncef Slaoui	709 Swedeland Road King of Prussia, PA 19406	Chairman, Research & Development since June 2006; prior thereto Senior Vice President, Worldwide Business Development — R&D since May 2003; prior thereto Senior Vice President, Business & New Product Development since March 2001	Belgian/Moroccan
David Stout	One Franklin Plaza Philadelphia, PA 19102	President, Pharmaceutical Operations since January 2003; prior thereto President, US Pharmaceuticals since 1999	USA
Christopher Viehbacher	Five Moore Drive PO Box 13398 Research Triangle Park North Carolina 27709	President, US Pharmaceuticals since January 2003; prior thereto President, Pharmaceuticals Europe since January 2001	German/Canadian
Andrew Witty	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Pharmaceuticals Europe since January 2003; prior thereto Senior Vice President, Asia Pacific, Pharmaceuticals International since January 2001	British
Simon Bicknell	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Secretary since January 2001	British

PURCHASER

Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser.

Principal Occupation or
Name	Business Address	Employment	Citizenship

Board of Directors
Donald F. Parman	One Franklin Plaza Philadelphia, PA 19102	Vice President and Associate General Counsel of GSK since January 2001	USA

Executive Officers
Donald F. Parman	One Franklin Plaza Philadelphia, PA 19102	Vice President and Associate General Counsel of GSK since January 2001	USA

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of PRAECIS or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer Is:

By Mail:	By Hand:	By Courier:
American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219	American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

By Facsimile Transmission: (for Eligible Institutions only) (718) 234-5001

Confirm Facsimile Transmission By Telephone Only (877) 248-6417

Any questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

The Proxy Advisory Group, LLC

575 Madison Avenue, 10th Floor
New York, New York 10022

Call: (212) 605-0510

or

Toll Free: (800) 440-7435